Form 20-F
period 1998-12-31
MILLENIUM SEACARRIERS INC
filed 1999-04-30
CIK 1068953

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 20-F


|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:      December 31, 1998

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  333-63055


                           MILLENIUM SEACARRIERS, INC.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                                 Cayman Islands
                 (Jurisdiction of incorporation or organization)

                                c/o Ugland House
                               South Church Street
                          Grand Cayman, Cayman Islands
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

      Title of each Class              Name of each exchange on which registered
      -------------------              -----------------------------------------

      Not Applicable                   Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

         None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

         Millenium Seacarriers, Inc.
         12% First Priority Ship Mortgage Exchange Notes Due 2005

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

         9,500,000 shares of common stock, US$.01 par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes      |X|               No      |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17  |_|               Item 18  |X|

                                         MILLENIUM SEACARRIERS, INC.
                                        INDEX TO REPORT ON FORM 20-F

TABLE CAPTION

PART I                                                                                                  PAGE
                                                                                                        ----
Item 1.           Description of Business..................................................................1
Item 2.           Description of Property..................................................................9
Item 3.           Legal Proceedings........................................................................9
Item 4.           Control of Registrant....................................................................9
Item 5.           Nature of Trading Market................................................................10
Item 6.           Exchange Controls and Other Limitations Affecting Security
                     Holders..................................................................Not Applicable
Item 7.           Taxation................................................................................10
Item 8.           Selected Financial Data.................................................................11
Item 9.           Management's Discussion and Analysis of Financial
                    Condition and Results of Operations...................................................12
Item 9A.          Quantitative and Qualitative Disclosures About Market Risk..................Not applicable
Item 10.          Directors and Officers of Registrant....................................................19
Item 11.          Executive Compensation..................................................................21
Item 12.          Options to Purchase Securities From Registrant
                    or Subsidiaries...........................................................Not applicable
Item 13.          Interest of Management in Certain Transactions..........................................21

PART II

Item 14.          Description of Securities to be Registered..............................................21

PART III

Item 15.          Defaults Upon Senior Securities.............................................Not applicable
Item 16.          Changes in Securities, Changes in Security for
                    Registered Securities and Use of Proceeds.................................Not applicable

PART IV

Item 17.          Financial Statements....................................................................22
Item 18.          Financial Statements....................................................................22
Item 19.          Financial Statements and Exhibits.......................................................22
Signature.................................................................................................23

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS
-------   -----------------------

THE COMPANY

         Millenium Seacarriers, Inc. ("Millenium Seacarriers"), a Cayman Islands company formed in 1998, is an international shipping company that owns and operates a fleet of drybulk carriers, primarily in the 20,000 to 49,999 deadweight ton ("dwt") range ("Handysize drybulk carriers"). Millenium Seacarriers, through its wholly-owned subsidiaries (collectively, the "Subsidiary Guarantors" and, together with Millenium Seacarriers, the "Company") had a fleet as of December 31, 1998 consisting of 16 vessels with an aggregate tonnage of approximately 451,650 dwt. As of December 31, 1998, the Company's fleet transported approximately 1.1 million tons of drybulk cargo worldwide.

         On July 24, 1998, Millenium Seacarriers began operations with the acquisition of the ship- owning companies which operated the Clipper Atlantic, Clipper Pacific, Clipper Golden Hind, Clipper Harmony, and Monica Marissa. By the end of the period ended December 31, 1998, the Company acquired the Millenium Amethyst, Millenium Yama, Millenium Majestic, Millenium Condor, Millenium Osprey, Millenium Leader, Millenium Hawk, Millenium Falcon, Millenium Eagle, Millenium Aleksander and Millenium Elmar, all of which have been successfully delivered to their charterers under their respective employment contracts.

         The Company's strategy is to expand its operations through the purchase of high quality second hand drybulk carriers at attractive vessel prices and to provide superior transportation services to its charterers. The Company intends to acquire approximately five additional vessels by July 31, 1999. As of April 15, 1999, the Company had acquired one of these additional vessels, the Millenium Raptor (for a fleet of 17 vessels), and has executed three acquisition agreements relating to the purchase of three of these additional vessels. In addition, the Company intends to generate stable cash flows using period time charters and to focus on the Handysize drybulk sector of the shipping industry.

         The Company's business strategy is intensely customer and operations-oriented. By focusing on the Handysize drybulk sector, the Company is able to identify and respond to its market and customer needs. As a customer-oriented service provider, the Company can use this market and customer information to develop creative solutions for its clients, including acquiring additional vessels or reconfiguring existing vessels within its fleet and developing customized trade routes.

         The Company also has the ability to serve its charter customers in niche trades which require specialized vessels. The Company is generally able to achieve significant cost efficiencies as a result of operating a fleet focused in one sector. These include more efficient drydock service, better rates for insurance and spares and purchasing efficiencies from suppliers. In addition, many of the vessels in the Company's fleet include sister vessels that have similar design characteristics, allowing the Company to benefit from operating, maintenance and crew efficiencies.

         The Company's fleet are all of Cayman Islands, Cypriot, Bahamian, Panamanian or Liberian registry. All of the vessels are currently "in class" with Lloyds Register, the American Bureau of Shipping, Germanischer Lloyd or Det Norske Veritas, each a leading classification society. Each of the vessels in the Company's fleet has received certification under the International Maritime Organization's ("IMO") International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code") by successfully completing audits conducted by Det Norske Veritas. However, there can be no assurance that such certification will be maintained indefinitely.

MANAGEMENT

         The Company has engaged Millenium Management, Inc. ("MMI"), the sole shareholder of Millenium Seacarriers, to provide certain commercial and technical management services to the Company at market rates. MMI has subcontracted with Millenium Maritime Services Ltd. (formerly known as Kylco Maritime Ltd.) ("Millenium Maritime Greece") and Millenium Maritime Services, Inc. (formerly known as Kylco Maritime (USA), Inc. ("Millenium Maritime USA" and, collectively with Millenium Maritime Greece, "Millenium Maritime") to provide management services. Millenium Maritime Greece and Millenium Maritime USA collectively employ approximately 30 individuals. Millenium Maritime Greece has offices in Piraeus and Millenium Maritime USA has offices in New York, providing full service and support to the Company's fleet from two locations, each located in strategic shipping epicenters. Millenium Maritime Greece and Millenium Maritime USA coordinate their activities to eliminate duplicative effort and conflicting priorities so as to provide the most complete, efficient, cost effective management services to their respective clients. Millenium Maritime's multi-disciplined and coordinated structure allows it to provide the most effective management services for the differing sizes and types of vessels operated by the Company.

         MMI and Millenium Maritime provide commercial management services by coordinating with various third party brokers. MMI solicits, researches, evaluates and proposes charters for the Company's fleet and, pursuant to the Company's direction, also negotiates the terms and conditions for the sale and purchase of the Company's fleet, through recognized shipbrokers worldwide. Finally, at the Company's instruction, MMI obtains insurance for the Company's fleet, working through recognized third party brokers worldwide.

         MMI and Millenium Maritime also provide comprehensive technical management services to each vessel of the Company's fleet. MMI's services include: obtaining qualified officers and crews; managing day-to-day vessel operations and relationships with charterers; purchasing stores, supplies and new equipment; performing general vessel maintenance, reconditioning and repair, including commissioning and supervising shipyards, subcontractors, or drydock facilities required for such work; ensuring regulatory and classification society compliance; performing operational budgeting, evaluating and arranging financing for the vessels and performing accounting, treasury and finance functions (including cash disbursements and collections). MMI provides these services on a collective basis to the Company's fleet, thereby allowing the Company to benefit from certain economies of scale.

         Each member of Millenium Maritime's staff that interacts with vessels is provided with home and portable linkages to the vessels' communication and data system, so that ship management services can be provided around the clock, seven days a week. All vessels in the Company's fleet will also be linked by electronic communication to Millenium Maritime to allow immediate response to vessel management operations.

CREWING

         The Company employs mainly Russian officers and crews on its vessels, all of whom must be fully licensed and certified in accordance with international regulatory requirements and shipping conventions. As part of its ongoing commitment to maintain a high quality fleet and efficient operations, the Company places great emphasis on attracting qualified crew members and on regular training. Prior to and during employment, the Company requires all shipboard personnel to undergo training courses both in-house and at recognized national training centers. All these courses are selected with a view toward enabling shipboard personnel to maintain a high level of skill within their respective areas, with an emphasis on safety and keeping up to date with the latest technical and professional developments. The Company's seaboard personnel are responsible for carrying out routine maintenance aboard the vessels while at sea.

COMPETITION

         Seaborne transportation services are provided by independently owned fleets, proprietary fleets and state-owned fleets. Competition for charters can be intense and depends on freight rates offered, location, size, age, condition and acceptability of a vessel and its operator to the charterer. Competition in the drybulk sector is also affected by the availability of other size vessels that compete in the Company's markets. Although the Company believes that the markets in which the Company competes are highly fragmented and that no single competitor has a dominant position, the Company is aware that certain competitors may be able to devote greater financial and other resources to their activities, which may result in a competitive threat to the Company.

CLASSIFICATION SOCIETY AND OTHER SAFETY REQUIREMENTS

         Every commercial vessel's hull and machinery must be "classed" by a classification society authorized by its country of registry. The classification society verifies that a vessel is constructed, maintained and equipped in accordance with the rules of such classification society and that the vessel complies with flag state regulations and with international conventions, including the Safety of Life at Sea Convention ("SOLAS") and the regulations promulgated by the IMO. Insurance underwriters make it a condition of insurance coverage for the vessel to be "classed" and the failure of a vessel to be "classed" may render such a vessel uninsurable. Insurance underwriters may also require that vessels comply with standards more restrictive than those of the classification society. All the Company's fleet is currently "in class," with the Lloyds Register, the American Bureau of Shipping, Germanischer Lloyd or Det Norske Veritas, each of which is a member of the International Association of Classification Societies.

         A vessel must be inspected by a surveyor of the classification society at least every year, every two and one-half years ("Intermediate Survey") and every four or five years ("Special Survey"). If any defects are found, the classification society will issue a "recommendation" which requires the ship owner to remedy the defect within a prescribed time limit. The Intermediate Survey includes an underwater examination of the vessel's submerged hull and machinery. The Special Survey includes a mandatory drydocking. In connection with a Special Survey, the vessel is examined extensively, including an inspection to determine the thickness of the steel plates in various parts of the vessel. If the vessel experiences excessive wear and tear, substantial expenditures may become necessary for steel renewals and other repairs to pass a Special Survey. Although the useful life of a vessel may be extended by capital improvements and upgradings, the costs necessary to meet classification society and other safety and regulatory requirements generally increase significantly as a vessel becomes older. All the vessels in the Company's fleet are on a five-year Special Survey cycle. In addition to the drydocking conducted as part of the Special Survey, each vessel must be drydocked at some time between special surveys.

INSURANCE

         The business of the Company is affected by a number of risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, labor strikes, adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. The Company's fleet is insured against these risks with the following forms of insurance for each vessel.

         HULL AND MACHINERY INSURANCE. The Company maintains marine hull and machinery insurance, which insures against the risk of damage and the total or constructive total loss of an insured vessel and against damage to third parties directly caused by an insured vessel. Constructive total loss occurs when the vessel is damaged to the extent that the repair costs exceed the insured value of the vessel. The Company also maintains war risk insurance, which insures against the risk of damage and the total or constructive total loss of an insured vessel directly caused by certain warlike situations such as military use of weapons or terrorist activities. Coverage for areas designated from time to time as war zones may be excluded or additional premiums may be required in respect of vessels operating in such zones. The Company maintains coverage for at least the full value of each insured vessel and updates this insurance at least annually. The Company maintains civil and war risk hull and machinery insurance on all of its vessels. This insurance has been placed in the French, Italian and Norwegian markets, and is subject to deductibles consistent with industry practice.

         P&I INSURANCE. The Company maintains protection and indemnity ("P&I") insurance coverage for its shipping activities, which includes the legal liability and other related expenses of injury to or death of crew members and third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution liability and salvage, towing and other related costs. The Company's P&I insurance coverage is arranged through P&I mutual insurance clubs. As a member of a club, the Company may be required to pay additional premiums at the end of a year in which claims made on the club were particularly large. The Company's total premium is based on the Company's own claims record, the total claims record of the members of the club and the aggregate claims record of all clubs which are members of the international association of P&I clubs.

         In line with industry practice, coverage for damages arising out of hazardous materials discharges is limited to $500 million per vessel per incident. For trading in United States Waters, the Company arranges additional insurance coverage, satisfactory to United States Coast Guard ("USCG") regulatory approval, for liability arising from oil pollution.

         The Company's insurance policies are subject to commercially reasonable deductibles.

REGULATION

         The Company's operations are materially affected by regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the Company's fleet operates, as well as in the country or countries of their registration. Because such conventions, laws and regulations are subject to revision, the Company cannot predict the ultimate cost of compliance or the impact thereof on the resale price or useful life of its vessels. The Company is required to carry certain permits, licenses and certificates with respect to its operations. The Company believes that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels. The Company's fleet is subject to both scheduled and unscheduled inspections by a variety of governmental and private interests, each of which may have a different perspective or impose different standards. These interests include the local port state authority (USCG or equivalent), classification society, flag state administration (country of registry) and charterers.

  ENVIRONMENTAL REGULATION--INTERNATIONAL

         The IMO is an agency of the United Nations whose purpose is to develop international regulations and practices affecting shipping and international trade, and to encourage the adoption of standards of safety and navigation. All IMO agreements must be ratified by the IMO's individual government constituents. The International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CCL"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1979, as amended, are the principal international laws adopted by most jurisdictions for imposing strict liability on a vessel's registered owner for pollution damage caused on the territorial waters of a contracting state by the discharge of persistent oil. The liability of the vessel owner is subject to certain complete defenses. The United States is not a party to the CCL. Approximately one-quarter of the countries that have ratified the CCL have increased the liability limits through a 1992 Protocol to the CCL that has recently entered into force. As of April 15, 1999, for vessels of between 5,000 and 140,000 gross tons, the liability limits in the countries that have ratified this Protocol to the CCL are approximately $4.2 million plus approximately $588 per gross ton above 5,000 gross tons, with an approximate maximum of $84.0 million. The exact amount of liability is tied to a unit of account which varies according to a basket of currencies. The exchange rate in effect on April 15, 1999 for the dollar equivalent of this unit of account was approximately 1.4. The right to limit liability is forfeited under the CCL where the spill is caused by the owner's intentional or reckless conduct. Vessels carrying cargo in bulk trading to contracting states must establish evidence of insurance covering the limited liability of the owner. In jurisdictions where the CCL has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CCL.

         The ISM Code and implementing regulations require shipowners and bareboat charterers to have developed, no later than July 1, 1998, an extensive "Safety Management System" that includes policy statements and instruction manuals that set forth standard operating, maintenance and communication protocol. Noncompliance with the ISM Code may subject shipowners and bareboat charterers to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, certain ports. The Company, through Millenium Maritime, has obtained ISM certification for all of the vessels in the Company's fleet.

         The IMO recently adopted new survivability and structural requirements for drybulk carriers aimed at preventing the sinking of any such vessel if one cargo hold floods. The new requirements will apply to existing ships carrying heavy cargoes, including iron ore, steel, bauxite and cement and future vessels carrying lighter cargo. On certain of the vessels in the Company's fleet, the transverse watertight bulkhead below the foremost cargo hold, and the bottom of that hold, would have to withstand flooding of the fore hold. All drybulk vessels of 150 meters or more built after July 1, 1999 would have to withstand flooding of any one hold, even if they only haul lighter cargo, such as grain. The IMO has called on member states to enact these new requirements and begin enforcing them on July 1, 1999. The Company believes that it will be able to comply with these requirements without incurring material costs.

         The IMO continues to review and introduce new regulations on a regular basis. It is impossible to predict what additional regulations, if any, may be passed by the IMO, whether those regulations will be adopted by member countries, and what effect, if any, such regulations might have on the Company's operations.

ENVIRONMENTAL REGULATION--OPA 90

         OPA 90 applies to all owners, operators and bareboat charterers of vessels ("Responsible Parties") that trade within the United States or its territories or possessions or that operate in the navigable waters of the United States or adjoining shorelines, including the 200-nautical mile exclusive economic zone of the United States ("U.S. Waters").

         Under OPA 90, Responsible Parties are strictly liable, on a joint and several basis, for all oil spill containment, removal costs and damages arising from actual or threatened discharges of oil from their vessels (unless the discharge results solely from the act or omission of a third party, an act of God or an act of war). Damages include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rent fees and other lost government revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards and (vi) loss of subsistence use of natural resources. OPA 90 limits the strict liability of Responsible Parties to the greater of $1,200 per gross ton or $10 million per tanker, but such limitation may not be available to the Responsible Parties in certain circumstances. The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA") contains a similar strict liability regime for the release of hazardous substances, which the Company's vessels may carry. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability under CERCLA and OPA 90 do not apply if the incident is proximately caused by violation of applicable United States federal safety, construction or operating regulations, or by the Responsible Party's gross negligence or willful misconduct, or if the Responsible Party failed or refused to report the incident or to cooperate and assist in connection with oil removal activities. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their waters, and most states that border on a navigable waterway have enacted legislation providing for unlimited liability for the discharge of pollutants. Moreover, OPA 90 and CERCLA preserve the right to recover damages under existing law, including maritime tort law.

         OPA 90 increased the financial requirements of the Federal Water Pollution Control Act for vessels operating in United States waters and requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90 and CERCLA. Bulk carriers must demonstrate financial responsibility in the amount of the greater of $500,000 or $600 per gross ton. Such financial responsibility, evidenced by the USCG's issuance of a Certificate of Financial Responsibility ("COFR"), may be demonstrated by a guarantee in the form of acceptable insurance, surety bond, self-insurance or other means approved by the USCG. Claimants may bring suit directly against an insurer, surety or other party that furnishes that guarantee. An insurer, surety or other party that is sued directly is limited to asserting the following defenses: (i) the defense that the incident was caused by the willful misconduct of the Responsible Party; (ii) the defenses available to the Responsible Party under OPA 90 or CERCLA; (iii) the defense that the claim exceeds the amount of the guarantee; (iv) the defense that the claim exceeds the property amount of the guarantee based on the gross tonnage of the vessel; and (v) the defense that the claim has not been made under either OPA 90 or CERCLA. The Company has demonstrated its financial responsibility by purchasing insurance from special purpose insurers approved by the USCG. The Company believes that its vessels that call within U.S. Waters comply with these USCG requirements.

         OPA 90 requires owners or operators of vessels operating in U.S. Waters to file vessel response plans with the USCG and with certain states detailing the steps to be taken to address an oil spill and to operate their vessels in compliance with their USCG-approved plans. Such response plans must, among other things, (i) address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge," (ii) describe crew training and drills and (iii) identify a qualified individual with full authority to implement removal actions. The Company has vessel response plans approved by the USCG for vessels in its fleet operating in United States Waters and the Company's vessels are operated in substantial compliance with such plans.

INDUSTRY

         The Company operates in the Handysize drybulk carrier sector. Handysize drybulk carriers are versatile, single deck ships that transport unpacked cargo, which is poured, tipped or placed through hatchways into the hold of the vessel. Their size, dimension and self-sustaining cargo gear enable Handysize drybulk carriers to access geographic markets which larger and gearless vessels cannot service and respond to the widest range of trade movements. Handysize drybulk carriers carry a wide variety of cargoes, including agricultural products, sugar, salt, minerals, phosphates, bauxite and alumina, forest products, petcoke, cement, steel products, scrap metal and pig iron, as well as cargoes generally carried by larger, gearless drybulk carriers, such as coal, iron ore and grain.

         The Handysize drybulk carrier market is highly fragmented and cyclical. Handysize drybulk carriers carry a wide variety of cargoes, including agricultural products, sugar, salt, minerals, phosphates, bauxite and alumina, forest products, petcoke, cement, steel products, scrap metal and pig iron, as well as cargoes generally carried by larger gearless drybulk carriers, such as coal, iron ore and grain. Demand for Handysize drybulk carriers is geographically diverse and is affected by a number of factors including world and regional economic and political conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, crop yields, armed conflicts, port congestion, canal closures and other diversions in trade. These factors cause the demand for drybulk cargoes, and consequently the demand for Handysize drybulk carriers, to fluctuate. In addition, demand for Handysize drybulk carriers is affected by geo-political trends. As political and economic barriers to international trade are removed, international trade increases, thereby increasing demand for the seaborne transportation of cargoes, such as the cargoes Handysize drybulk carriers transport.

         Freight rates are strongly influenced by the supply of and demand for shipping capacity. The demand for shipping capacity is primarily determined by demand for the commodities carried and by the distance that those commodities are to be moved by sea. Demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs.

TAXATION

         Millenium Seacarriers has been incorporated as an exempted company under the laws of the Cayman Islands and has received an undertaking from the Governor in Council of the Cayman Islands under Section 6 of The Tax Concessions Law (1995 Revision) that for a period of 20 years from the date of the undertaking (a) that no Law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to Millenium Seacarriers or its operations; and (b) that no tax to be levied on profits, income, gains, or appreciations or which is the nature of estate duty or inheritance tax shall be payable by Millenium Seacarriers (i) on or in respect of its shares, debentures or other obligations; or (ii) by way of the withholding in whole or in part of any relevant payment as defined in
Section 6(3) of the Tax Concessions Law (1995 Revision). The Cayman Islands does not have an income tax treaty arrangement with the United States or any other country.

EXECUTIVE OFFICES

         The principal executive offices of the Company are located at c/o Ugland House, South Church Street, Grand Cayman, Cayman Islands and its telephone number is 345-949-8066.

ITEM 2.  DESCRIPTION OF PROPERTIES
-------  -------------------------

THE COMPANY'S FLEET

         The following list provides information with respect to the Company's vessels as of December 31, 1998.


NAME OF VESSEL                    YEAR BUILT         CAPACITY (DWT)                 FLAG
Monica Marissa..................... 1973                55,057(A)              Panama

Millenium Aleksander............... 1988                52,670(A)              Cayman Islands

Millenium Elmar.................... 1987                52,640(A)              Cayman Islands

Millenium Leader................... 1984                37,489                 Cayman Islands

Millenium Hawk..................... 1984                28,791                 Cayman Islands

Millenium Eagle.................... 1983                28,788                 Cayman Islands

Millenium Osprey................... 1984                28,786                 Cayman Islands

Millenium Falcon................... 1981                27,048                 Cayman Islands

Millenium Condor................... 1981                27,036                 Cayman Islands

Millenium Amethyst................. 1978                23,538                 Cayman Islands

Millenium Yama..................... 1979                23,540                 Cayman Islands

Millenium Majestic................. 1979                17,152                 Cayman Islands

Clipper Harmony.................... 1978                16,711                 Panama

Clipper Golden Hind................ 1978                16,560                 Liberia

Clipper Atlantic................... 1976                7,923                  Cyprus

Clipper Pacific.................... 1975                7,923                  Cyprus


(a) Although the vessel capacity is slightly greater than 49,999 dwt, it is considered a Handy size drybulk carrier.

ITEM 3.  LEGAL PROCEEDINGS
-------  -----------------

         From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.

ITEM 4.  CONTROL OF REGISTRANT
-------  ---------------------

         As of April 15, 1999, all of the Company's issued and outstanding shares are owned by MMI.

ITEM 5.  NATURE OF TRADING MARKET
-------  ------------------------

         The Millenium Seacarriers, Inc.12% First Priority Ship Mortgage Exchange Notes Due 2005 (the "Exchange Notes") do not trade on an organized exchange but rather trade in private transactions among the parties.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
-------  ------------------------------------------------------------------

         Not applicable.

ITEM 7.  TAXATION
-------  --------

UNITED STATES - CAYMAN ISLAND INCOME TAX TREATY

There is currently no income tax treaty between the United States and the Cayman Islands.

CAYMAN ISLANDS TAX CONSIDERATIONS

         There is no income tax, corporation tax, capital gains tax, withholding tax or any other kind of tax on profits or gains or tax in the nature of estate duty or inheritance tax currently in effect in the Cayman Islands. Holders who bring individual Exchange Notes in original form to the Cayman Islands may be liable to pay stamp duty in an amount of up to C.I.$250 on each Exchange Note.

LIBERIAN TAX CONSIDERATIONS

         No taxes or withholding will be imposed by the Republic of Liberia on or with respect to any payments to be made in respect of the Exchange Notes, PROVIDED that (i) each of the Subsidiary Guarantors that is incorporated under the laws of the Republic of Liberia (each a "Liberian Guarantor") is and maintains its status as a "nonresident Liberian entity" under the Liberian Internal Revenue Code, (ii) each of the Liberian Guarantors is not now carrying on, and in the future does not expect to carry on, any operations within the Republic of Liberia, (iii) the Exchange Notes and all related documentation will be executed outside of the Republic of Liberia and (iv) the holders of the Exchange Notes will neither reside in, maintain offices in, nor engage in business in, the Republic of Liberia.

CYPRIOT TAX CONSIDERATIONS

         No taxes or withholding will be imposed by the Republic of Cyprus on or with respect to any payments to be made in respect of the Exchange Notes, provided that (i) each of the Subsidiary Guarantors is and maintains its status as a shipping company of limited liability under the Cyprus Merchant Shipping (Fees and Taxing Provisions) Law No. 38(1)(92), (ii) the Company and each of the Subsidiary Guarantors is not now carrying on, and in the future is not expected to carry on, any operations exclusively within the Republic of Cyprus, (iii) the Exchange Notes and all related documentation will be executed outside the Republic of Cyprus and (iv) the Holders of the Exchange Notes will neither reside in, maintain offices in, nor engage in business in, the Republic of Cyprus.

ITEM 8.  SELECTED FINANCIAL DATA
-------  -----------------------

         The selected consolidated financial and other data set forth below for the Company for the period commencing July 24, 1998 (the date Millenium Seacarriers' operations commenced) and ended December 31, 1998 have been derived from the Company's consolidated financial statements. The data set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and the report of PricewaterhouseCoopers, independent accountants, with respect to the financial statements for the year ended December 31, 1998 and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 9.


                (IN THOUSANDS, EXCEPT RATIOS AND OPERATING DATA)

                                           161-Day Period Ended December 31,1998
                                           -------------------------------------
INCOME STATEMENT DATA:

Net revenue (a)............................                  $12,136

Operating expenses (b).....................                    8,563
                                                               -----
  Vessel Operating Income..................                    3,573

Interest expense                                               5,277

Other (income)/expense.....................                  (1,030)

Depreciation and amortization..............                    2,853
                                                               -----
  Net income/(loss)........................                  (3,527)
                                                             =======
OTHER FINANCIAL DATA:

Capital expenditures (c)...................                  $55,119

BALANCE SHEET DATA (AT PERIOD END):

Net book value of vessels..................                  $82,719

Total assets...............................                  129,625

Total debt.................................                   95,604

Shareholders' equity.......................                   20,573

OPERATING DATA:

Number of drybulk carriers (at period end)............             16

Average vessel running cost per vessel per day (d)....         $3,079

Utilization (e).......................................         95.42%

Revenues from time charter............................           100%

Average dwt per vessel (year end).....................         28,228

Average age of fleet (in years, at year end)..........           17.5

(a) Net revenue is gross revenues from time charters net of charter commissions and voyage related expenses.
(b) Operating expenses include, among other things, vessel running costs, management fees and general and administrative expenses.
(c) During this period, Millenium Seacarriers, through its subsidiaries, purchased the Millenium Amethyst, Millenium Yama, Millenium Majestic, Millenium Leader, Millenium Hawk, Millenium Falcon, Millenium Eagle, Millenium Osprey, Millenium Condor, Millenium Aleksander and Millenium Elmar.
(d) Vessel running cost is operating expenses less drydocking expenses and management fees.
(e) Calculated on the basis that vessel employment for 350 days per calendar year equals 100% utilization.

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
-------  -----------------------------------------------------------------------
OF OPERATIONS
-------------

GENERAL

         The Company is an international shipping company that owns and operates a fleet of drybulk carriers, primarily Handysize drybulk carriers. The Company had a fleet of 16 vessels totalling 451,650 deadweight-tons, as of December 31, 1998, that transported a little over 1.1 million tons of drybulk cargo worldwide.

         The Company was incorporated on March 10, 1998 under the laws of the Cayman Islands. On July 24, 1998, the Company completed an offering of 100,000 Units (each Unit was comprised of one $1,000 principal amount at maturity of 12% First Priority Ship Mortgage Notes due 2005 (the "Notes") and one Warrant (a "Warrant") to purchase five shares of common stock, par value $0.01 per share, at an exercise price of $0.01 per share). The issue price of each Unit to investors was $965.93 representing a yield to maturity on the Notes of 12 3/4% (computed on a semi-annual bond equivalent basis calculated from July 24, 1998). Of the $96.6 million in gross proceeds from the issuance of the Units, $95.4 million was allocated to the Notes and $1.2 million has been allocated to additional paid-in capital to reflect the issuance of Warrants.

         Simultaneous with the completion of the offering and issuance of Notes, the Company received an equity contribution from MMI, the holder of 100% of the outstanding common stock of the Company. This contribution totalled $24.0 million, comprising of $7.1 million in cash and $16.9 million in contributed vessel equity.

         Concurrent with the consummation of the offering of the Units, the Company utilized $12.9 million of net proceeds of $93.2 million to immediately repay the balance long-term outstanding debt related to the five vessels (the "Existing Vessels") which the Company acquired through its purchase of the entities that owned such vessels. The Company has used $53.4 million of such proceeds to acquire the 11 vessels it had committed to acquire (the "Committed Vessels"). The Company is successfully implementing its business plan by expanding from a fleet of five vessels at the inception of operations on July 24, 1998 to a fleet of 16 vessels as of December 31, 1998.

         On July 24, 1998, the Company began operations with the acquisition of the ship-owning companies which owned the five Existing Vessels (Clipper Atlantic, Clipper Pacific, Clipper Golden Hind, Clipper Harmony, and Monica Marissa). By the end of 1998, the Company, through its wholly-owned subsidiaries, had acquired all of the Committed Vessels (Millenium Amethyst, Millenium Yama, Millenium Majestic, Millenium Condor, Millenium Osprey, Millenium Leader, Millenium Hawk, Millenium Falcon, Millenium Eagle, Millenium Elmar and Millenium Aleksander), which have been successfully delivered to their respective employment contracts.

                                                                                   Vessel
                                                      Delivery Date to          Registration        Purchase
         Vessel           Acquisition Date               Charterer              Jurisdiction         Price
         ------           ----------------               ---------              ------------         -----
Millenium Amethyst        July 31, 1998          July 31, 1998              Bahamas                   $3,000,000
Millenium Yama            July 31, 1998          July 31, 1998              Bahamas                    3,500,000
Millenium Majestic        July 31, 1998          July 31, 1998              Bahamas                    3,000,000
Millenium Osprey          August 25, 1998        August 28, 1998            Cayman Islands             7,000,000
Millenium Condor          August 27, 1998        August 28, 1998            Cayman Islands             5,500,000
Millenium Leader          August 27, 1998        August 28, 1998            Cayman Islands             8,250,000
Millenium Eagle           August 28, 1998        August 30, 1998            Cayman Islands             6,750,000
Millenium Falcon          August 28, 1998        September 1, 1998          Cayman Islands             5,500,000
Millenium Hawk            September 16, 1998     September 19, 1998         Cayman Islands             7,000,000
Millenium Aleksander      September 16, 1998     September 19, 1998         Cayman Islands             8,687,500
Millenium Elmar           November 25, 1998      November 25, 1998          Cayman Islands             8,125,000

         Since the Company began operations on July 24, 1998, the year ending December 31, 1998 consisted of only 161 days. During this short fiscal year, all of the Company's net revenue was derived from time charters. Under a time-charter employment, the charterer pays the owner of the vessel a fixed daily rate for use of the vessel. Any voyage-related expenses (such as bunker-fuel consumed for the currency of the voyage, port charges and port agency fees) are also paid by the charterer. However, under a time-charter, the operating expenses (such as vessel crew wages, victualling, components and spares, lubricants, maintenance and repair, management fees and insurance premiums) are paid by the vessel owner. Crewing costs, insurance premiums and management fees are generally fixed for each financial period and typically have little effect on fluctuations in operating expenses between periods. The expenses related to components and spares, lubricants, and maintenance and repairs, however, can vary periodically.

         The following benchmarks are used by the Company to measure revenues:
(i) utilization as an index that indicates vessel earning days (on the basis that 350 calendar days per year equals 100% utilization) and (ii) the average daily time charter equivalent (TCE) rate to analyze net revenues after commissions on the basis of hire-earning days.

         Vessel drydocking expenses are amortized over a period of two and a half years (30 months). Vessel capital expenditures are amortized over a period commencing on the date of expenditure until the date of the related vessel's next drydocking.

         In conjunction with the Units offering, MMI acquired all of the issued and outstanding shares of five companies that owned the Existing Vessels and contributed them to the Company. The Company believes that any comparative information of the five companies that previously owned the Existing Vessels is not relevant and, therefore, no comparisons have been made or presented.

RESULTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 1998

OVERVIEW

         The following table sets forth certain operating data for the Company.


Net Revenue                                                $12,136,209
Vessel Operating Expenses                                    7,001,095
Management Fees                                                965,666
General and Administrative                                     596,497
Earnings Before Interest, Tax, Depreciation and
     Amortization (EBITDA)                                   3,572,951
Average Utilization (%)                                         95.42%

         During the fiscal year ended December 31, 1998, the Company received all its revenues from period time charters contracted with first class charterers. These charters were fixed prior to vessel acquisitions and consequently all of the Company's vessels were delivered into their respective employments with minimal loss of hire days. However, the latter half of 1998 was marked by a sizable decline in fortunes in the shipping industry. A key to survival in these market conditions is to contain costs and minimize fixed charges. To further mitigate the impact of such volatile market conditions, the Company has also pursued a policy of maintaining period charters for its vessels to avoid the fluctuations of the spot market thereby providing a stable revenue base.

NET REVENUE

         Net Revenue for the year ended December 31, 1998 was $12.1 million.

         The Company began operations from July 24, 1998 following the acquisition of five Existing Vessels, four of which are chartered with Clipper Group (Clipper Atlantic, Clipper Pacific, Clipper Golden Hind, and Clipper Harmony). The Company purchased the 11 Committed Vessels over the period from July 31, 1998 through November 25, 1998 and these vessels were employed immediately upon their acquisitions. During the 161-day period ended December 31, 1998, three of the 11 Committed Vessels (Millenium Amethyst, Millenium Yama, and Millenium Majestic) were employed by Clipper, five other Committed Vessels (Millenium Condor, Millenium Osprey, Millenium Leader, Millenium Hawk, Millenium Falcon, and Millenium Eagle) were chartered by FedNav International Limited ("FedNav"), the Millenium Leader was chartered by Hai Sun Hup Shipping ("HSH") of Singapore, the Millenium Aleksander and Millenium Elmar were chartered by Estonian Shipping Company Limited and the Monica Marissa was chartered by Cementos Mexicanos ("Cemex"), the Mexican cement company.

         As of the end of 1998, FedNav has redelivered the Millenium Condor, Millenium Osprey, Millenium Hawk, and Millenium Falcon under the terms of the charter party which provides FedNav with the option to redeliver these vessels during the winter months. These vessels were immediately chartered to other first class charterers without loss of hire days. FedNav will take delivery of these vessels again in April when the Great Lakes re-open for safe shipping navigation.

         The fleet averaged a utilization rate of 95.42% during the 2,153 days of ship-operations. The fleet incurred total off-hires of 71.3 days attributed primarily to the Clipper Harmony and Millenium Yama. The utilization rate of the Clipper Harmony was impacted negatively as the vessel was drydocked from September 3, 1998 through September 25, 1998 resulting in a loss of 23 revenue-earning days. In addition to normal drydock repairs, this drydock was extensive as certain repairs to the vessel's propeller were made in an effort to improve the vessel's performance. The Millenium Yama suffered a total of 10.8 days of off-hire due to main engine repairs.

VESSEL OPERATING EXPENSES

         Vessel Operating Expenses, excluding management fees and depreciation and amortization, were $7.0 million for the year ended December 31, 1998. This period consisted of 2,153 ship- operating days and average vessel running costs for crewing, insurance, lubricants, repairs and maintenance, registry and survey costs, and vessel communications came to $3,079 per day. For 46 days, beginning July 31, 1998 to September 16, 1998, two of the Committed Vessels (Millenium Yama and Millenium Majestic) were operated, and technical management services provided, by an unrelated third party, Dockendale Ship Management, Inc. of Bermuda. These expenses were paid as incurred. The Company contracted out the operations and management of these two vessels for the brief period primarily to facilitate the fleet expansion. Effective September 16, 1998, these two vessels are managed by MMI.

MANAGEMENT FEES

         Management Fees payable to MMI for contracted technical and commercial management services for the year ended December 31, 1998 were $965,666.

         For the year ended December 31, 1998, each of the Company's vessels received management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries (the "Vessel Owning Subsidiaries") and MMI. Under the Management Agreement, MMI acts as the fleet's technical and commercial manager. As a technical manager, MMI, on behalf of the Vessel Owning Subsidiaries, (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels, (iv) performs general vessel maintenance, subcontracts for drydock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel. The Company treats the management fee paid to MMI as an operating expense.

         Under commercial management services, MMI, on behalf of the Vessel Owning Subsidiaries, primarily maintains and negotiates vessel charters, vessel sale-and-purchase brokering, and places insurance covers for vessels. As remuneration for its services, MMI receives a commission of 1.25% on all gross time charter revenue and 1.75% on all gross spot charter revenue earned by each vessel managed, 1% on the gross sale or purchase price of a vessel for brokerage services, and 2% of all insurance covers placed per vessel managed.

         During 1998, MMI sub-contracted certain of its technical and commercial management services to Kylco Maritime Limited and Kylco Maritime (USA), Inc. These two entities have since been renamed Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc., respectively.

GENERAL AND ADMINISTRATIVE

         These expenses totalled $596,497 for the 161-day period ended December 31, 1998. These expenses included, among other things, legal and professional fees of $149,859, advisory fees of $131,452 paid to Millenium Advisors, Inc. and new vessel inspections of $293,701.

DEPRECIATION AND AMORTIZATION

         Total depreciation and amortization for the 161-day period ended December 31, 1998 was $2.9 milliion. This included $1.8 million of depreciation and $1.1 million of amortization. Vessel depreciation is calculated based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

INTEREST EXPENSE, NET

         The first interest payment on the Company's long-term debt was $5,639,958 due on January 15, 1999. Interest charged for the year was $5,277,153. The interest earned on cash balances for the year was $990,004.

NET INCOME (LOSS)

         Net loss for the year ended December 31, 1998 was $3.5 million, primarily due to the costs associated with the implementation of the rapid acquisition and delivery of vessels.

LIQUIDITY AND CAPITAL RESOURCES

         The Company is a holding company. As of December 31, 1998, it owns all of the issued and outstanding shares of 16 Vessel Owning Subsidiaries. On July 24, 1998, the Company issued $100,000,000 aggregate principal amount at maturity of its Notes (the "Offering").

         Concurrently with the Offering and the equity contribution from MMI, Millenium Seacarriers (i) repaid approximately $12.9 million of outstanding bank indebtedness relating to the acquisition of the companies that own the five Existing Vessels, (ii) paid an initial $2.1 million in transaction costs and
(iii) placed approximately $85.4 million in escrow. Pursuant to the terms of the Indenture, the Company used approximately $53.4 million to purchase 11 Committed Vessels and spent $1.7 million on upgrades and additions to the vessels.

         As of December 31, 1998, the Company's cash position consisted of $5.7 million in freely available cash and approximately $31.5 million in restricted cash which includes cash in Escrow. The Company also has a $7.0 million stand-by line of credit which is available for working capital.

OPERATING ACTIVITIES

         Net cash flows generated from operations for the period ended December 31, 1998 were $7.6 million. As is common in the shipping industry, the Company collects its hire for all time charters 15 days in advance. The Company also has established long-term relationships with many suppliers resulting in the Company receiving favorable credit terms.

INVESTING ACTIVITIES

         Principal investing activities were the acquisition of the companies which own the Existing Vessels and the purchase of Committed Vessels. Transactions for the purchase of vessels from the international shipping market is usually conducted in two stages: (i) a deposit of approximately 10% of the purchase price is paid upon the execution of the related purchase agreement, and
(ii) the balance of the purchase price is paid upon the vessel's physical delivery, usually within 90 days from the date of the execution of the agreement. Net cash used in investing activities in 1998 were $55.9 million.

FINANCING ACTIVITIES

         The Company received net proceeds of $93.2 million from the issuance of Notes and Warrants. With these proceeds, the Company repaid approximately $12.9 million in outstanding principal and accrued interest relating to the acquisition of the Existing Vessels. Net cash provided by financing activities was $54.0 million. The Company believes that based upon the current level of operation, cash flow from operations, together with other readily available sources of funds including its working capital facility, it has adequate liquidity to make required payments of interest on the Company's debt and fund its working capital requirements.

WORKING CAPITAL

         Pursuant to a Working Capital Facility Agreement between the Company and The Bank of New York, the Company has a standby line of credit in a principal amount up to $7.0 million available for its working capital requirements. As of December 31, 1998, there are no amounts outstanding under the facility. The facility, collateralized by the Company's vessels and subject to various covenants, bears interest at LIBOR+1.5% and is subject to a 0.375% commitment fee on the unused portion. This revolving facility matures on July 20, 1999 and management intends to renew the above facility.

FOREIGN EXCHANGE RATE FLUCTUATIONS

         All of the Company's revenue, and most of its expenses, are denominated in United States dollars. For the year ended December 31, 1998, approximately 6% of the Company's expenses were denominated in foreign currencies, primarily Greek drachmae. The Company does not hedge its exposure to foreign currency fluctuations.

INFLATION

         The Company does not believe that inflation has had a material impact on its operations during the period in review, although certain of the Company's operating expenses (E.G. crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on the Company's operations since such costs are paid by the charterers as all of the Company's vessels are on period time charters.

YEAR 2000 CONSEQUENCES

         The Company is presently in the process of analyzing the consequences and costs of compliance with the year 2000 issue but does not, at this time, foresee any materially adverse financial consequence in respect of such compliance.

         As is the case with most companies using computers in their operations, the Company is faced with the task of addressing the year 2000 issue during 1999. The year 2000 issue is the result of prior computer programs being written using two digits, rather than four digits, to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in major system failure or miscalculations.

         The Company is presently in the process of evaluating the consequences and the cost of upgrading its computer software to programs which will be year 2000 compliant. The historical cost to the Company of such upgrading has not been material and the Company estimates that any additional costs in this regard will also not be material.

         The Company has analyzed its operations and has identified four primary areas that may be affected by the year 2000 issue, including crew safety, vessel maneuverability, vessel communications and vessel navigation. While the Company believes that its programs in this area are, or will be by the end of the second quarter of 1999, year 2000 compliant, there can be no assurance that there will be no delay or unanticipated material costs in connection therewith. The Company, therefore, has auxiliary systems in place in all of these areas. These auxiliary systems include with respect to (a) crew safety, having fire detectors and other safety equipment on the vessels which are analogue technology and non-computer based, (b) vessel maneuverability, having emergency steering wheels that are not computer-cased, (c) vessel communications, having non-digital-based radio transmitters, having crew members trained to employ semi-fores, aldis lights and fog horns and (d) vessel navigation, having crew members trained to employ gyro-compasses, sextants and magnetic compasses.

         The Company has also contacted its material customers and agents to determine their readiness to address the year 2000 issue. Based on the information provided to the Company by these entities, the Company believes that the state of these entities' year 2000 readiness will not materially adversely affect the Company's operations. However, there can be no assurance that these customers and agents will successfully and timely achieve year 2000 compliance. In addition, the Company does not currently have any material suppliers or brokers whose year 2000 readiness could materially adversely affect the Company's operations. For the fiscal year in review, the Company has spent less than $10,000 on year 2000-related issues.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-------- ----------------------------------------------------------

         Not applicable.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT
-------- ------------------------------------

         The following table sets forth the name, age and principal position with the Company of each of its directors and executive officers.

         The following individuals are the senior officers and directors of Millenium Seacarriers (ages as of April 15, 1999):

Vassilios M. Livanos               51       Chairman, Chief Executive Officer
                                            and Director
Theotokis S. Milas                 55       Chief Operating Officer
Nicholas A. Cotzias, Jr.           38       Chief Financial Officer and Director
Emanuel Kyprios                    55       Vice President, Projects
Michael A. Dritz                   60       Director
Harald H. Ludwig                   43       Director
Connor O'Brien                     37       Director
Tom Stage Petersen                 40       Director

         Certain biographical information about each of these individuals is set forth below:

         VASSILIOS M. LIVANOS has been involved in the shipping industry for over 25 years. In 1993 he was one of the founding partners of Millenium Maritime Greece. From 1985 to 1993, Mr. Livanos was president of Kedma Ltd., a New York-based shipowning company which was founded in 1985. As President of Kedma, Mr. Livanos directed the growth of Kedma's fleet from four vessels to over 20 vessels. From 1972 to 1985, Mr. Livanos worked for Seres Shipping Inc., in New York and Tokyo, as Director of Engineering responsible for the technical management of a fleet of over 100 vessels. Mr. Livanos spent four years in Japan, where he supervised the construction of over 20 vessels of various types. During his tenure at Seres Shipping Inc., Mr. Livanos was a principal shipowner of two vessels from 1981 and a principal in a drybulk chartering operation from 1983. Mr. Livanos graduated from the Massachusetts Institute of Technology in 1971, with a B.A. and M.S. in Naval Architecture and Marine Engineering, and an M.S. in Shipping and Shipbuilding Management.

         THEOTOKIS S. MILAS has been involved in the shipping industry for over 30 years. In 1993 Mr. Milas was one of the founding members of Millenium Maritime Greece. In 1984 he was a founding partner of IMI, a New York based shipowning company with 15 vessels having an aggregate tonnage of 1.25 million dwt. Prior to 1984, Mr. Milas held various management positions with other shipping companies based in the United States. Also during that time, Mr. Milas was appointed and acted as a qualified surveyor for the American Bureau of Shipping and the NKK, the Japanese Classification society. He graduated from City University of New York with a B.S. degree in Mechanical Engineering in 1966, and from Massachusetts Institute of Technology in 1971 with M.S. degrees in Naval Architecture and Marine Engineering, as well as in Shipping and Shipbuilding Management. Mr. Milas was elected a member of the Society of Maritime Arbitrators in 1981.

         NICHOLAS A. COTZIAS, JR. has been involved in the shipping industry for over 15 years. In 1993, he was one of the founding partners of Millenium Maritime Greece. From 1988 to 1993, Mr. Cotzias served as the General Manager and Director of Trade and Transport (UK) Ltd. in London, part of Brokerage & Management Group, a United States connected shipping venture which controlled, at the time, in excess of 40 vessels including drybulk carriers, tankers and offshore supply and support vessels, trading primarily in the North Seas. Mr. Cotzias handled a number of transactions in the sale and purchase sector, and period charter employments, for and on behalf of the owners of vessels, and was responsible for successfully preparing, analyzing and negotiating investment proposals in assisting the group implement various programs and maximizing returns by meeting targets. From 1984 to 1988, Mr. Cotzias worked at Cotzias Shipping of Greece, an international family owned concern established in 1892, as sale and purchase manager. Mr. Cotzias graduated from Boston University in 1982 with a B.A. and an M.A. degree in International Economics.

         EMANUEL KYPRIOS has been involved in the shipping industry for over 25 years. In 1993 Mr. Kyprios was one of the founding members of Millenium Maritime Greece. In 1985, Mr. Kyprios founded the OSI Group which specializes in merchant banking for the shipping industry, and has provided financial services to some of the leading shipping groups and financial shipping institutions in the world. From 1970 to 1984, Mr. Kyprios was an executive at Bankers Trust Company and Manufacturers Hanover Trust Company and Vice President and Group Head of Shipping and Transportation at Marine Midland Bank. Mr. Kyprios graduated from The Wharton School of Finance and Commerce in 1968 with an MBA degree.

         MICHAEL DRITZ is the Chairman of Dritz Enterprises LLC, a New York based investment firm which also provides consulting services for the financial industry since 1996. Mr. Dritz also serves on the board of directors of Compass Aerospace Corporation, a supplier of aerospace parts. Mr. Dritz was previously a Managing Director for Merrill Lynch & Co. and Chairman of its Smith Brothers International Advisory Division. Until 1996, following the acquisition by Merrill Lynch & Co. of Smith New Court PLC, Mr. Dritz was the President and Chief Executive Officer of Smith New Court, Inc. and an Executive Director of Smith New Court PLC from 1985 to 1995. Mr. Dritz is a graduate of Syracuse University.

         HARALD H. LUDWIG is a co-founder and President of Macluan Capital Corporation, a private investment company based in Vancouver, British Columbia. Under Mr. Ludwig's leadership, Macluan Capital Corporation has invested in over 20 companies since 1986. Mr. Ludwig serves on the board of directors of Compass Aerospace Corporation, a supplier of aerospace parts. Mr. Ludwig graduated from Simon Fraser University and received a law degree from Osgoode Hall Law School.

         CONNOR O'BRIEN is a co-founder and Managing Director of Stanton Capital Corporation, a private equity investment firm based in New York. Prior to forming Stanton Capital in 1995, he worked in the Investment Banking Group at Merrill Lynch & Co., following four years in the Mergers & Acquisitions and Natural Resources Groups at Lehman Brothers Inc. and two years at a major New York bank. Mr. O'Brien sits on the board of directors of several privately-held companies, including ESCO and Siderperu, the former government-owned national steel company in Peru. Mr. O'Brien received an M.B.A. from the Tuck School at Dartmouth College.

         TOM STAGE PETERSEN is the Managing Director of ESCO and has 23 years experience in the shipping industry. Prior to joining ESCO in the beginning of 1998, Mr. Petersen worked for Norasia Lines Ltd. for ten years, where he held various management positions in Asia, the Middle East and Europe. Prior to that Mr. Petersen worked at Maersk Line/A.P. Moller for thirteen years.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS
-------- --------------------------------------

         The directors of the Company are each entitled to receive approximately $10,000 plus expenses from the Company annually. Neither the Company nor any of its subsidiaries have set aside or reserved funds for pension, retirement or similar benefits for directors and officers. Certain officers and directors of the Company will also be officers and directors of and might be compensated by MMI, Millenium Maritime Greece and/or Millenium Maritime USA.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT OR SUBSIDIARIES
-------- ------------------------------------------------------------------

         Not applicable.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
-------- ----------------------------------------------

         The Company has engaged MMI, the sole shareholder of Millenium Seacarriers, to provide certain commercial and technical management services to the Company at current market rates. MMI has subcontracted with Millenium Maritime Greece and Millenium Maritime USA to provide management services.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED
-------- ------------------------------------------

         Securities have already been registered.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES
-------- -------------------------------

         Not applicable.


ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES
-------- -----------------------------------------------------------------------

         Not applicable.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS
-------- --------------------

         See Item 19 for a list of financial statements required under Item 18. The financial information and the report of the Independent Certified Public Accountants set forth on pages F-2 to F-14 of the annexed Financial Statements of the Company are incorporated into this Annual Report on Form 20-F.

ITEM 18. FINANCIAL STATEMENTS
-------- --------------------

         See Item 19(a) below.

ITEM 19. FINANCIAL STATEMENTS
-------- --------------------

         (a)      Financial Statements

         The following financial statements, together with the report of PriceWaterhouseCoopers thereon, are filed as part of this Annual Report.

         (b)      Exhibits

         1. Copies of all amendments or modifications, not previously filed, to all exhibits previously file. Not Applicable.

         2. Copies of all contracts and other documents of a character required to be filed as an exhibit to an original registration statement which were executed or in effect during the fiscal year end and not previously filed. Not Applicable.

SIGNATURES
----------

         Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           MILLENIUM SEACARRIERS, INC.

                           By: /s/ Vassilios M. Livanos
                               ------------------------
                           Name:   Vassilios M. Livanos
                           Title:  Chief Executive Officer

Dated:    April 29, 1999

                   MILLENIUM SEACARRIERS INC. AND SUBSIDIARIES


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS






                                                                           PAGES
                                                                           -----

Audit Report of Independent Accountants                                    F-2


Consolidated Balance Sheet as of December 31, 1998                         F-3


Consolidated Statement of Operations for the period from                   F-4
March 10, 1998 to December 31, 1998


Consolidated Statement of Cash Flows for the period from                   F-5
March 10, 1998 to December 31, 1998


Consolidated Statement of Shareholders' Equity for the period              F-6
from March 10, 1998 to December 31, 1998


Notes to the Consolidated Financial Statements                             F-7

PRICEWATERHOUSECOOPERS

--------------------------------------------------------------------------------




                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Millenium Seacarriers Inc. and Subsidiaries


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Millenium Seacarriers Inc. and its subsidiaries at December 31, 1998 and the results of their operations and cash flows for the period from inception (March 10, 1998) to December 31, 1998, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers
PricewaterhouseCoopers


Piraeus, Greece
April 21, 1999

                   MILLENIUM SEACARRIERS INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998

                           (Expressed in U.S. Dollars)


ASSETS
------

CURRENT ASSETS

Cash and cash equivalents                                 $      5,736,645

Restricted cash (Note 2)                                        31,524,890
                                                          ----------------
                                                                37,261,535

Receivable -   voyages                                             311,574

          claims and other (Note 3)                                242,552

Inventories and prepaid expenses (Note 4)                          443,252
                                                          ----------------
     TOTAL CURRENT ASSETS                                       38,258,913

Intangible assets                                                3,065,775

Deferred charges, net of accumulated amortization                5,555,303


FIXED ASSETS

Vessels at cost (Note 5)                                        84,493,670

Less: accumulated depreciation                                  (1,774,349)

     Net book value                                             82,719,321

Other, net of accumulated depreciation                              25,536
                                                          ----------------
     TOTAL FIXED ASSETS                                         82,744,857

                                                          ----------------
TOTAL ASSETS                                                   129,624,848
                                                          ================


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES

Trade accounts payable                                    $      5,465,844

Sundry liabilities and accruals  (Note 6)                        7,368,365

Charter revenue received in advance                                613,031
                                                          ----------------
     TOTAL CURRENT LIABILITIES                                  13,447,240


Senior Notes  (Note 7)                                          95,604,477

Commitments and contingencies (Notes 7, 10 and 11)


SHAREHOLDERS' EQUITY

Common stock and paid in capital (Note 7)                       22,900,000

Warrants  (Note 7)                                               1,200,000

Accumulated deficit                                             (3,526,869)
                                                          ----------------
     TOTAL SHAREHOLDERS' EQUITY                                 20,573,131

                                                          ----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $    129,624,848
                                                          ================

    The accompanying notes are an integral part of these financial statements

                   MILLENIUM SEACARRIERS INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
             FOR THE PERIOD FROM MARCH 10, 1998 TO DECEMBER 31, 1998

                           (Expressed in U.S. Dollars)


REVENUE

Freight and hire from voyages                               $     12,721,853

Voyage expenses                                                      (43,757)

Commissions (Note 8)                                                (541,887)
                                                            ----------------
     NET REVENUE                                                  12,136,209
                                                            ----------------

EXPENSES

Vessel operating expenses                                          7,001,095

Management fees (Note 8)                                             965,666

General and administrative (Note 8)                                  596,497

Depreciation and amortization                                      2,852,872
                                                            ----------------
                                                                 11,416,130

                                                            ----------------
     OPERATING INCOME                                               720,079
                                                            ----------------

OTHER INCOME / (EXPENSE)                                         (5,277,153)

Interest expense, net (Note 7)                                    1,030,205
                                                            ----------------
Other income, net                                                (3,646,948)

                                                            ----------------
NET LOSS                                                    $     (3,526,869)
                                                            ================

LOSS PER SHARE, BASIC                                                 $(0.67)
                                                            ================


    The accompanying notes are an integral part of these financial statements

                   MILLENIUM SEACARRIERS INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
             FOR THE PERIOD FROM MARCH 10, 1998 TO DECEMBER 31, 1998

                           (Expressed in U.S. Dollars)



CASH FLOWS FROM OPERATING ACTIVITIES


Net loss                                                           $ (3,526,869)

ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY
OPERATING ACTIVITIES:

Depreciation and amortization                                         2,852,872

Changes in operating assets and liabilities
Receivables                                                            (443,643)
Inventories and prepaid expenses                                       (291,063)
Trade accounts payable                                                2,571,585
Sundry liabilities and accruals                                       6,100,896
Charter revenue received in advance                                     376,045
                                                                   ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                             7,639,823
                                                                   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions, net of cash acquired                                     (106,944)
Purchase of vessels                                                 (53,412,500)
Additions to vessels                                                 (1,706,170)
Purchase of other fixed assets                                          (26,678)
Deferred dry-docking and special survey                                (622,782)
                                                                   ------------
NET CASH USED IN INVESTING ACTIVITIES                               (55,875,074)

CASH FLOWS FROM FINANCING ACTIVITIES
Shareholders' contributions                                           7,100,000
Proceeds from long term debt                                         95,393,000
Escrow account and restricted cash                                  (31,524,890)
Warrants                                                              1,200,000
Principal payments on Existing Vessel debt                          (12,325,856)
Deferred financing costs                                             (5,870,360)
                                                                   ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                          $ 53,971,894
                                                                   ------------

INCREASE IN CASH AND CASH EQUIVALENTS                              $  5,736,643
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                2
                                                                   ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                           $  5,736,645
                                                                   ============

Interest paid                                                      $    480,872
                                                                   ============



    The accompanying notes are an integral part of these financial statements

                   MILLENIUM SEACARRIERS INC. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY
             FOR THE PERIOD FROM MARCH 10, 1998 TO DECEMBER 31, 1998

                           (Expressed in U.S. Dollars)


                                     COMMON
                                    STOCK AND                       RETAIN EARNINGS/
                                     PAID-IN                          (ACCUMULATED
                                     CAPITAL         WARRANTS           DEFICIT)              TOTAL
Issuance of stock:

Incorporation March 10, 1998               2                -                    -                2

Acquisition of Existing Vessel
Owning Companies, July 24,
1998                               3,999,998                -                    -        3,999,998
                                  ----------       ----------           ----------        ---------

BALANCE JULY 24, 1998              4,000,000                -                    -        4,000,000

Contributions                     18,900,000                -                    -       18,900,000

Warrants                                   -        1,200,000                    -        1,200,000

Net loss                                   -                -           (3,526,869)      (3,526,869)
                                  ----------       ----------           ----------        ---------

BALANCE DECEMBER 31, 1998         22,900,000        1,200,000           (3,526,869)      20,573,131
                                  ==========       ==========           ==========        =========



























         The accompanying notes are an integral part of these statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (EXPRESSED IN US DOLLARS)

1.  BUSINESS INFORMATION

On March 10, 1998, Millenium Seacarriers, Inc., ("Millenium") was formed (the "Formation") to directly hold the capital stock of a group of subsidiaries (collectively the "Company") each of which owns one of Millenium's vessels. These consolidated financial statements give effect to the Formation pursuant to which all of Millenium subsidiaries became wholly owned subsidiaries of Millenium. Millenium owns and operates a fleet of dry-bulk carriers, primarily of Handy- size type. As of December 31, 1998, the Company's fleet consists of 16 vessels, which operate worldwide carrying cargoes for many of the world's leading charterers.

The Company is registered and incorporated in the Cayman Islands. Its principal business is the acquiring, upgrading and operating of vessels. Millenium will conduct its operations through its subsidiaries whose principal activity is the operation and ownership of dry-bulk vessels that will be under the exclusive management of Millenium Management, Inc. ("MMI") and the sub-management of Kylco Maritime Ltd. and Kylco Maritime (USA), Inc.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. All inter-company balances and transactions have been eliminated upon consolidation. The financial statements presented herein cover the period from inception March 10, 1998 through to December 31, 1998.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACQUISITIONS AND DISPOSALS

The operating results of vessels acquired or disposed of during the period are included in the accompanying consolidated financial statements from the date of their acquisition until the date of their disposal as applicable.

VESSELS

Vessels owned by the Company are stated at cost, which comprises the vessels' contract price, major repairs and improvements, direct delivery and acquisition expenses, and finance charges relating to the acquisition of vessels.

DEPRECIATION

Depreciation is calculated on a straight-line basis by reference to the vessels' cost, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel, which is assumed to be 30 years from the vessel's original construction.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (EXPRESSED IN US DOLLARS)

2.  SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (CONTINUED)

REVENUE AND EXPENSE RECOGNITION

Revenue and expenses resulting from each voyage or time charter are accounted for on the accrual basis and are recognized in the income statement on the percentage of completed voyage basis. Chartered revenue received in advance is recorded as a liability until charter services are rendered.

Operating expenses comprise all expenses relating to the operation of the vessels, including crewing, repairs and maintenance, insurance premiums, stores and lubricants, and miscellaneous expenses, including communications. Voyage expenses comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls and agency fees.

CONCENTRATION OF CREDIT RISK

The Company derived $10.6 million of revenue from two charterers (Clipper and Fednav) during the period ended December 31, 1998.

FOREIGN CURRENCIES

The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Income and the expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction. Resulting exchange gains and/or losses on settlement or translation are included in operating expenses in the accompanying consolidated statement of operations.

REPAIRS, MAINTENANCE AND DEFERRED CHARGES

Expenditures for vessel repair and maintenance are charged against income in the period incurred. Dry-docking and special survey costs are deferred and amortized over the estimated period to the next scheduled dry-docking or survey, which are generally, two and a half years and five years, respectively. The amortization of dry-docking and special survey costs are included in amortization in the accompanying consolidated statement of operations and amounted to $322,441.

Deferred charges also include costs associated with the issuance of Notes and the acquisition of the Millenium subsidiaries. These costs are amortized over the life of the Notes (7 years). Amortization of the year amounted to $349,426 and is included in amortization in the accompanying consolidated statement of operations.

INTANGIBLE ASSETS

Concerns goodwill representing the excess of cost over book value of assets acquired from the companies that owned the Existing Vessels. Goodwill is amortized on a straight-line basis over the life of the Notes (7 years).

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (EXPRESSED IN US DOLLARS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

P&I BACK CALLS

The Company participates in Protection and Indemnity (P&I) Insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of the plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs ("back calls"). Obligations for back calls are accrued annually. In 1998, the Company has provided $170,358 to account for the settlement of all previous back calls and release calls. This provision is included in other income and (expense) in the accompanying consolidated statement of operations.

CASH AND CASH EQUIVALENTS AND ESCROW ACCOUNTS

The Company considers time deposits or other certificates purchased with an original maturity of three months or less to be cash equivalents. Restricted cash includes proceeds from the issuance of the Notes, which have been placed in a restricted Escrow account.

INVENTORIES

Inventories consist of lubricants, spares and stores on board the Company's vessels at the balance sheet date. Inventories are stated at the lower of cost or market value. Cost is determined on a first-in, first-out method.

LONG-LIVED ASSETS

Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for Impairment of Long-lived Assets to Be Disposed Of, requires that long-lived assets used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss for an asset held for use should be recognized when the estimate of non-discounted future net cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of impairment loss is based on the fair market value of the asset.

BASIC AND DILUTED EARNINGS (LOSS) PER ORDINARY SHARE

Basic and diluted earnings per ordinary share have been computed by dividing net income (loss) by the average number of outstanding ordinary shares (5,238,015) following the formation of the Company.

FINANCIAL INSTRUMENTS

The Company's financial instruments recorded on the balance sheet include cash and cash equivalents, accounts receivable, accounts payable and debt. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximates fair value. The fair value of the Senior Notes as of December 31, 1998 and March 31, 1999 was $82.5 million and $74.6 million respectively and were based on quoted market prices.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (EXPRESSED IN US DOLLARS)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEWLY ISSUED PRONOUNCEMENTS

Statement of Financial Accounting Standards 130, Reporting Comprehensive Income, has been issued and is effective for fiscal years beginning after December 15, 1997. The standard requires that comprehensive income and its components, as defined, be reported in an income statement. The Company has no components of comprehensive income, and, as a result comprehensive income is equal to net income in 1998.

Statement of Financial Accounting Standards 131, Disclosures about Segments of Enterprise and Related Information has been issued and is effective for fiscal periods beginning after December 15, 1997. This statement specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. Accordingly, management believes that the adoption of this standard is not applicable because it only has one operating segment, its dry bulk fleet, which consists of 16 vessels that are time chartered to unrelated third parties.

Statement of Financial Accounting Standards 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998 and is effective for all fiscal quarters and fiscal years beginning after June 15, 1999. The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Company did not use any derivative instruments in the year ended December 31, 1998. Accordingly, management believes the adoption of this standard does not have a material effect in its financial statements.

3.  RECEIVABLE

Claims and other receivable principally represent claims arising from hull and machinery damages, or other insured risks, which have been submitted to insurance underwriters and insurance adjusters or are currently being compiled. All amounts are shown net of applicable deductibles. Included in other receivables are advances to agents in respect of vessels' disbursements at the various port of calls.

4.  INVENTORIES AND PREPAID EXPENSES



Lubricants                                $   363,075

Prepaid expenses                               80,177
                                          -----------
                                             $443,252
                                          ===========

                  MILLENIUM SEA CARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (EXPRESSED IN US DOLLARS)

5.  VESSELS AND VESSEL OWNING SUBSIDIARIES

As of December 31, 1998 the Company's fleet comprised the following dry bulk carriers:


                                                               Year                 Acquisition
    Vessel Owning Subsidiary            Vessel's Name          Built        DWT         Cost     Additions        Cost
    ------------------------            -------------          -----        ---         ----     ---------        ----
Conifer Shipping Company Limited  M/V Clipper Atlantic         1975       7,923      1,625,000     26,720       1,651,720

Topscale Company Limited          M/V Clipper Pacific          1976       7,923      1,675,000     26,720       1,701,720

Rapid Ocean Carriers, Inc.        M/V Clipper Harmony          1978      16,711      5,175,000     26,720       5,201,720

Ivy Navigation Ltd.               M/V Clipper Golden Hind      1978      16,560      4,375,000     26,720       4,401,720

Oakmont Shipping & Trading Ltd    M/V Monica Marissa           1973      55,057      3,625,000     26,720       3,651,720

Millenium Amethyst Inc.           M/V Millenium Amethyst       1978      23,169      3,000,000     110,335      3,110,335

Millenium Yama Inc.               M/V Millenium Yama           1979      23,540      3,500,000     120,866      3,620,866

Millenium Majestic Inc.           M/V Millenium Majestic       1979      17,152      3,000,000     74,134       3,074,134

Millenium Elmar Inc.              M/V Millenium Elmar          1987      52,640      8,125,000     159,253      8,284,253

Millenium Aleksander Inc.         M/V Millenium Aleksander     1988      52,670      8,687,500     225,846      8,913,346

Millenium IV Inc.                 M/V Millenium Condor         1981      27,036      5,500,000     121,941      5,621,941

Millenium VI Inc.                 M/V Millenium Osprey         1984      28,786      7,000,000     149,984      7,149,984

Millenium III Inc.                M/V Millenium Leader         1984      37,489      8,250,000     122,653      8,372,653

Millenium V Inc.                  M/V Millenium Falcon         1981      27,048      5,500,000     159,398      5,659,398

Millenium VII Inc.                M/V Millenium Eagle          1983      28,788      6,750,000     169,672      6,919,672

Millenium II Inc.                 M/V Millenium Hawk           1984      28,791      7,000,000     158,488      7,158,488
                                                                                    ----------   ---------     ----------
                                          Total vessels cost                        82,787,500   1,706,170     84,493,670
                                                                                    ==========   =========     ==========

Management believes that depressed freight market conditions may have impacted the fair market value of the fleet. Accordingly, cash flow projections were prepared, which indicated that the estimated net cash flows of the vessels generated through the end of their useful lives will exceed their net book value as of December 31, 1998. Therefore, no impairment loss was recorded in 1998.

The projected freight and hire revenues were based on recent information obtained from Marsoft and Gannet both charter brokers.

6.  SUNDRY LIABILITIES AND ACCRUALS


Payroll                                      808,675

Accrued interest                           5,277,153

Accrued expenses                           1,282,537
                                           ---------
                                           7,368,365
                                           =========

7.  PRIVATE PLACEMENT

The Offering
------------

On July 24, 1998, Millenium successfully completed in a private placement an offering of $100,000,000 principal amount at maturity of its 12% First Priority Ship Mortgage Notes Due 2005 (the "Notes") and warrants of $1,200,000 (the "Warrants"). The Notes are fully and unconditionally guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior basis by each of the subsidiaries of Millenium (the "Subsidiary Guarantors," together with Millenium, the "Company"). The Notes are currently collateralized by First Priority Ship Mortgages on the Company's vessels. The Company intends to purchase with the portion of the net proceeds of the Offering, held in an escrow

                  MILLENIUM SEA CARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (EXPRESSED IN US DOLLARS)

7.  PRIVATE PLACEMENT (CONTINUED)


account, up to six additional vessels. Effective December 15, 1998, the Company's bonds have been registered by the United States Securities & Exchange Commission pursuant to the United States Securities Act of 1933.

Long term debt is as follows:


                                                                    December 31,
                                                                        1998
                                                                    ------------

First Priority Ship Mortgage Notes (the "Notes") due 2005
issued on July 24, 1998. Interest on the Notes is payable
semi-annually on January 15 and July 15 of each year,
commencing January 15, 1999, at a rate of 12% per annum. The
Notes will mature on July 15, 2005 and will be redeemable,
in whole or part, at the option of the Company at any time $
on or after July 15, 2003.                                         $100,000,000

Less: Unamortized portion of bond discount                           (4,395,523)

                                                                   ------------
Senior Notes                                                       $ 95,604,477
                                                                   ============

The gross bond discount and warrants of $4,607,000 is amortized over the life of the Notes (7 years).

The indebtedness evidenced by the Notes constitutes a general secured senior obligation of the Company and is fully and unconditionally guaranteed by each of the subsidiaries of the Company and will rank PARI PASSU in right of payment with all future senior indebtedness of the Company and its subsidiary guarantors. The Indenture, pursuant to where the Notes were issued (the Notes Indenture), contains certain covenants that among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions, with affiliates and certain mergers, consolidations and purchases of assets, and amendments to security agreements. The Company is currently in compliance with the terms of the Notes Indenture at December 31, 1998.

EQUITY CONTRIBUTIONS

On July 24, 1998 MMI received: (a) contribution of 100% of the issued and outstanding shares of the Subsidiary Guarantors that own the Existing Vessels, for a value of $4.0 million, (b) contributions for the Committed Vessels, as defined, equal to (i) $4.0 million with respect to vessels from Aleksander Aberg Maritime Company Ltd. and Elmar Kivistik Maritime Company Ltd., subsidiaries of ESCO, (ii) $1.9 million with respect to vessels from Yama Shipping Company Ltd., Majestic Shipping Co. Ltd. and Amethyst Shipping Co. S.A. Ltd. and (iii) $7.0 million with respect to the Millenium Leader, the Millenium Hawk, the Millenium Eagle, the Millenium Osprey, the Millenium Falcon and the Millenium Condor, (c) cash from Millenium Investment, Inc. equal to $6.1 million and (d) cash from Management and its affiliates equal to $1.0 million.


As of December 31, 1998, MMI was the sole shareholder and registered owner of Millenium's 9,500,000 issued and outstanding $.01 par value common stock (10,0000,000 shares authorized).

                  MILLENIUM SEA CARRIERS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                            (EXPRESSED IN US DOLLARS)

WORKING CAPITAL FACILITY

On July 20, 1998, the Company entered into a $7.0 million one year working capital revolving line of credit with The Bank of New York, effective upon the consummation of the Units Placement. Borrowings under the facility bear interest at LIBOR+1.5%, are collateralized by the Company's vessels and subject to various covenants. The Facility is subject to a 0.375% commitment fee on the unused portion. As of December 31, 1998 there are no amounts outstanding under this facility. It is the management's intention to renew the above facility when due.

8.  RELATED PARTY TRANSACTIONS

MANAGEMENT FEES

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries and MMI. Under the Management Agreement, MMI acts as the fleet's technical manager and performs all commercial management functions, including arranging, chartering, advising the Company on the purchase and sale of vessels and advising on obtaining insurance. As a technical manager, MMI (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for dry-dock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel depending on the vessel type. In addition, any visit to a vessel by a superintendent of MMI to evaluate and supervise any repairs, dry-docking or other activities will entitle MMI to expenses incurred and, from visits in excess of five days per annum per vessel, its expenses incurred and an amount equal to $550 for each additional day. As additional remuneration for its services, MMI receives commission of (i) 1.25% on all gross time charter revenue, (ii) 1.75% on all gross freight revenue,
(iii) 1% on the gross sale or purchase price of a vessel and (iv) 2% of insurance premiums for insurance placed, in each case as adjusted to reflect fluctuations in market rates and practices.

Since July 24, 1998, MMI has sub-contracted certain of its technical and commercial management services to Kylco Maritime Limited and Kylco Maritime
(USA), Inc., both affiliates of MMI.

The Company records the management fee paid to MMI in operating expenses.

EQUITY

MMI, which owns 100% of the outstanding common stock of the Company, has contributed a total of $24.0 million in equity consisting of $7.1 million in cash and $16.9 million in contributed vessel equity.

GENERAL AND ADMINISTRATIVE EXPENSES

These expenses include legal and professional fees of $149,859, advisory fees of $131,452 paid to Millenium Advisors, Inc. and charges relating to new vessel inspections of $293,701.

                  MILLENIUM SEA CARRIERS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                            (EXPRESSED IN US DOLLARS)

9.  TAXES

The legal jurisdictions of the countries in which the Company and its subsidiaries are incorporated do not impose income taxes upon their activities. The Vessel Owning Subsidiaries are incorporated in the Bahamas, Cayman Islands, Cyprus, Liberia or Panama and under the laws of these countries the Vessel Owning Subsidiaries are subject to registration and tonnage taxes, which have been included in "operating expenses" in the accompanying, consolidated statements of income.

10.  CONTINGENCIES

There are no material legal proceedings to which the Company is a party or which any of its properties are the subjects, other than routine litigation incidental to the Company's business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Company's results of operations, financial position and cash flows.

11.  SUBSEQUENT EVENTS

Subsequent to the year-end, the following events occurred:

(A) INTEREST PAYMENT

On January 15, 1999, the Company paid its first bond interest, under the terms of the indenture. The amount was $5,639,958 reflecting interest due for the period July 24, 1998 to January 15, 1999 on the accreted value of the Notes. This amount included a penalty interest of 0.5% for the period 7 Aug 98 to 16 Nov 98 and amounted to $134,157. This penalty was imposed due to the delay in Registration of the bonds at the Luxemburg Stock Exchange as provided by the bond indenture. Subsequently the bonds were delisted from the Luxembourg Stock Exchange.

(B) PURCHASE OF VESSELS

In March 1999, the Company completed the acquisition of its 17th vessel, the Millenium Raptor, at a purchase price of $3,050,000, which was paid out of Escrow proceeds.

Furthermore, the Company has been committed for the purchase of the following three additional vessels:

                          Expected
                        Acquisition
  Vessel Name              Date              Type                   Year Built              DWT               Price
  -----------              ----              ----                   ----------              ---               -----
Mill. Amanda             June 1999          Bulk Carrier              1983                36,249            3,650,000
Mill. Trader             April 1999         Bulk Carrier              1985                26,563            5,270,000
Golden Alpha TBR         May 1999           Bulk Carrier              1985                26,536            5,270,000

In connection with the acquisition of the above vessels the Company has made a down payment equal to 10% of the above vessels price.

(C) RENAMING OF RELATED PARTY

In February 1999, the two sub-managers, Kylco Maritime Limited and Kylco Maritime (USA), Inc. were renamed Millenium Maritime Services, Ltd. and Millenium Maritime Services, Inc.