Form 20-F/A
period 1998-12-31
MILLENIUM SEACARRIERS INC
filed 1999-05-07
CIK 1068953

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                Amendment No. 1
                                    Form 20-F


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

Dated:    May 7, 1999

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
                                                          ================

    The accompanying notes are an integral part of these financial statements

                   MILLENIUM SEACARRIERS INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
             FOR THE PERIOD FROM MARCH 10, 1998 TO DECEMBER 31, 1998

                           (Expressed in U.S. Dollars)


REVENUE

Freight and hire from voyages                               $     12,721,853

Voyage expenses                                                      (43,757)

Commissions (Note 8)                                                (541,887)
                                                            ----------------
     NET REVENUE                                                  12,136,209
                                                            ----------------

EXPENSES

Vessel operating expenses                                          7,001,095

Management fees (Note 8)                                             965,666

General and administrative (Note 8)                                  596,497

Depreciation and amortization                                      2,852,872
                                                            ----------------
                                                                 11,416,130

                                                            ----------------
     OPERATING INCOME                                               720,079
                                                            ----------------

OTHER INCOME / (EXPENSE)

Interest expense, net (Note 7)                                    (5,277,153)

Other income, net                                                  1,030,205
                                                            ----------------
                                                                  (3,646,948)

                                                            ----------------
NET LOSS                                                    $     (3,526,869)
                                                            ================

LOSS PER SHARE, BASIC                                                 $(0.67)
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

The projected freight and hire revenues were based on information obtained from reputable market sources.

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