Form 20-F
period 1999-12-31
MILLENIUM SEACARRIERS INC
filed 2000-05-01
CIK 1068953

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 20-F


/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:      December 31, 1999

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

         Yes      /X/               No      / /

Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17  / /               Item 18  /X/



                                         MILLENIUM SEACARRIERS, INC.
                                        INDEX TO REPORT ON FORM 20-F

TABLE CAPTION

PART I                                                                                                  PAGE
                                                                                                        ----

Item 1.           Description of Business..................................................................1
Item 2.           Description of Property..................................................................9
Item 3.           Legal Proceedings.......................................................................10
Item 4.           Control of Registrant...................................................................10
Item 5.           Nature of Trading Market................................................................10
Item 6.           Exchange Controls and Other Limitations Affecting Security
                     Holders..............................................................................10
Item 7.           Taxation................................................................................10
Item 8.           Selected Financial Data.................................................................12
Item 9.           Management's Discussion and Analysis of Financial
                    Condition and Results of Operations...................................................13
Item 9A.          Quantitative and Qualitative Disclosures About Market Risk..............................19
Item 10.          Directors and Officers of Registrant....................................................19
Item 11.          Executive Compensation..................................................................21
Item 12.          Options to Purchase Securities From Registrant
                    or Subsidiaries.......................................................................22
Item 13.          Interest of Management in Certain Transactions..........................................22

PART II

Item 14.          Description of Securities to be Registered..................................Not applicable

PART III

Item 15.          Defaults Upon Senior Securities.............................................Not applicable
Item 16.          Changes in Securities, Changes in Security for
                    Registered Securities and Use of Proceeds.................................Not applicable

PART IV

Item 17.          Financial Statements........................................................Not applicable
Item 18.          Financial Statements....................................................................22
Item 19.          Financial Statements and Exhibits.......................................................23
Signature.................................................................................................24

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS
-------           -----------------------

THE COMPANY

         Millenium Seacarriers, Inc. ("Millenium Seacarriers"), a Cayman Islands company formed in 1998, is an international shipping company that owns and operates a fleet of drybulk carriers, primarily in the 20,000 to 49,999 deadweight ton ("dwt") range ("Handysize drybulk carriers"). Millenium Seacarriers, through its whollyowned subsidiaries (collectively, the "Subsidiary Guarantors" and, together with Millenium Seacarriers, the "Company") had a fleet as of December 31, 1999 consisting of 20 vessels with an aggregate tonnage of approximately 555,666 dwt. In the year ended December 31, 1999, the Company's fleet transported approximately 3.6 million tons of drybulk cargo worldwide.

         Millenium Seacarriers began operations on July 24, 1998, with the acquisition of the shipowning companies which operated the Clipper Atlantic, Clipper Pacific, Clipper Golden Hind, Clipper Harmony, and Monica Marissa. By the end of 1998, the Company had acquired the Millenium Amethyst, Millenium Yama, Millenium Majestic, Millenium Condor, Millenium Osprey, Millenium Leader, Millenium Hawk, Millenium Falcon, Millenium Eagle, Millenium Aleksander, and Millenium Elmar. The Company continued its acquisitions in the year ended December 31, 1999 and acquired the Millenium Raptor, Millenium Trader, Millenium Dawn, Millenium Express and Millenium Amanda, all of which have been successfully delivered to their charterers under their respective contracts. During 1999, the Company sold the Monica Marissa, reducing its fleet size to 20 vessels.

         The Company's strategy is to provide superior transportation services to its charterers by operating a fleet of high quality second hand drybulk carriers. The Company intends to generate stable cash flows by mostly using period time charters and to focus on the Handysize drybulk sector of the shipping industry.

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

         The vessels in the Company's fleet are all of Cayman Islands, Cypriot, Bahamian, Panamanian or Liberian registry. All of the vessels are currently "in class" with Lloyds Register, the American Bureau of Shipping, Germanischer Lloyd or Det Norske Veritas, each a leading classification society. Each of the vessels in the Company's fleet has received certification under the International Maritime Organization's ("IMO") International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code") by successfully completing audits conducted by Det Norske Veritas. However, there can be no assurance that such certification will be maintained indefinitely.

MANAGEMENT

         The Company has engaged Millenium Management, Inc. ("MMI"), the sole shareholder of Millenium Seacarriers, to provide certain commercial and technical management services to the Company at current market rates. MMI has subcontracted with Millenium Maritime Services Ltd. ("Millenium Maritime Greece") and Millenium Maritime Services, Inc. ("Millenium Maritime USA" and, collectively with Millenium Maritime Greece, "Millenium Maritime") to provide management services. Millenium Maritime Greece and Millenium Maritime USA collectively employ approximately 38 individuals. Millenium Maritime Greece has offices in Piraeus and Millenium Maritime USA has offices in New York, providing full service and support to the Company's fleet from two locations, each located in strategic shipping epicenters. Millenium Maritime Greece and Millenium Maritime USA coordinate their activities to eliminate duplicative effort and conflicting priorities so as to provide the most complete, efficient, cost effective management services to their respective clients. Millenium Maritime's multi-disciplined and coordinated structure allows it to provide the most effective management services for the differing sizes and types of vessels operated by the Company.

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

  ENVIRONMENTAL REGULATION--INTERNATIONAL

         The IMO is an agency of the United Nations whose purpose is to develop international regulations and practices affecting shipping and international trade, and to encourage the adoption of standards of safety and navigation. All IMO agreements must be ratified by the IMO's individual government constituents. The International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CCL"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1979, as amended, are the principal international laws adopted by most jurisdictions for imposing strict liability on a vessel's registered owner for pollution damage caused on the territorial waters of a contracting state by the discharge of persistent oil. The liability of the vessel owner is subject to certain complete defenses. The United States is not a party to the CCL. Approximately one-quarter of the countries that have ratified the CCL have increased the liability limits through a 1992 Protocol to the CCL that has recently entered into force. As of April 17, 2000, for vessels of between 5,000 and 140,000 gross tons, the liability limits in the countries that have ratified this Protocol to the CCL are approximately $3.9 million plus approximately $546 per gross ton above 5,000 gross tons, with an approximate maximum of $78.0 million. The exact amount of liability is tied to a unit of account which varies according to a basket of currencies. The exchange rate in effect on April 17, 2000 for the dollar equivalent of this unit of account was approximately 1.3. The right to limit liability is forfeited under the CCL where the spill is caused by the owner's intentional or reckless conduct. Vessels carrying cargo in bulk trading to contracting states must establish evidence of insurance covering the limited liability of the owner. In jurisdictions where the CCL has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CCL.

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

ITEM 2.           DESCRIPTION OF PROPERTIES
-------           -------------------------

THE COMPANY'S FLEET

         The following list provides information with respect to the Company's vessels as of December 31, 1999.


NAME OF VESSEL                       YEAR BUILT         CAPACITY (DWT)                  FLAG
MILLENIUM ALEKSANDER............... 1988                52,670(A)              CAYMAN ISLANDS
MILLENIUM ELMAR.................... 1987                52,640(A)              CAYMAN ISLANDS
MILLENIUM EXPRESS.................. 1984                39,055                 LIBERIA
MILLENIUM LEADER................... 1984                37,489                 CAYMAN ISLANDS
MILLENIUM AMANDA................... 1983                36,249                 LIBERIA
MILLENIUM RAPTOR................... 1982                30,670                 CAYMAN ISLANDS
MILLENIUM HAWK..................... 1984                28,791                 CAYMAN ISLANDS
MILLENIUM EAGLE.................... 1983                28,786                 CAYMAN ISLANDS
MILLENIUM OSPREY................... 1984                28,786                 CAYMAN ISLANDS
MILLENIUM FALCON................... 1981                27,048                 CAYMAN ISLANDS
MILLENIUM CONDOR................... 1981                27,036                 CAYMAN ISLANDS
MILLENIUM DAWN..................... 1985                26,563                 LIBERIA
MILLENIUM TRADER................... 1985                26,536                 LIBERIA
MILLENIUM AMETHYST................. 1978                23,538                 BAHAMAS
MILLENIUM YAMA..................... 1979                23,540                 BAHAMAS
MILLENIUM MAJESTIC................. 1979                17,152                 BAHAMAS
MILLENIUM HARMONY.................. 1978                16,711                 PANAMA
MILLENIUM GOLDEN HIND.............. 1978                16,560                 LIBERIA
CLIPPER PACIFIC.................... 1976                7,923                  CYPRUS
CLIPPER ATLANTIC................... 1975                7,923                  CYPRUS


(A) ALTHOUGH THE VESSEL CAPACITY IS SLIGHTLY GREATER THAN 49,999 DWT, IT IS CONSIDERED A HANDY SIZE DRYBULK CARRIER.

ITEM 3.           LEGAL PROCEEDINGS

         From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. As of December 31, 1999, the Company was not aware of any legal proceedings or claims that it believed would have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.

         On March 28, 2000, an action was brought against the Company by Wayland Investment Fund, LLC ("WIF") in the United States District Court, Southern District of New York. In the First Amended Complaint filed on March 30, 2000 (the "Complaint"), WIF claims that it is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Notes. The factual basis alleged to underlie the proceeding concerns the calculation of interest due and owing on the 12% First Priority Ship Mortgage Notes. WIF makes three claims in the
Complaint: the first is for mutual mistake; the second is for breach of contract; and the third is for violations of Section 10(b) of the Exchange Act and Rule 10b-5. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Notes and that damages be paid in the amount of $517,263.16. WIF's second claim of relief is damages in the amount of $74,417,263.15. WIF's third claim for relief is that damages be paid in the amount of $517,263.16. On April 19, 2000, the Company filed a Motion to Dismiss WIF's second claim and answered WIF's first and third claims. The Company intends to vigorously contest this litigation.

ITEM 4.           CONTROL OF REGISTRANT
-------           ---------------------

         As of April 17, 2000, all of the Company's issued and outstanding shares are owned by MMI.

ITEM 5.           NATURE OF TRADING MARKET
-------           ------------------------

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

ITEM 8.           SELECTED FINANCIAL DATA
-------           -----------------------

         The selected consolidated financial and other data set forth below for the Company have been derived from the Company's consolidated financial statements. The data set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and the reports of the independent accountants.


                (IN THOUSANDS, EXCEPT RATIOS AND OPERATING DATA)

INCOME STATEMENT DATA:

                                                               Year ended           161-day period
                                                              December 31,          ended December
                                                                  1999                 31, 1998
                                                         ----------------------------------------------
Net revenue (a).........................................    $            32,253   $             12,136
Operating expenses (b)..................................                 22,882                  8,563
Depreciation and amortization...........................                  7,048                  2,318
Provision for vessel impairment.........................                  7,000                      0
                                                         ---------------------- ----------------------
   Vessel Operating Income/(loss).......................                (4,677)                  1,255
Interest expense........................................                 12,643                  5,812
Other income............................................                  (611)                (1,030)
Loss on sale of vessel..................................                  2,089                      0
   Net Loss.............................................                      $                      $
                                                                       (18,798)                (3,527)

OTHER FINANCIAL DATA:
Capital expenditures....................................    $            24,219                 55,119

                                                         ---------------------- ----------------------
BALANCE SHEET DATA:                                        as of December 31,     as of December 31,
                                                                  1999                   1998
                                                         ---------------------- ----------------------
Net book value of vessels(c)............................    $            93,485                 82,719
Total assets............................................                112,687                129,625
Total debt..............................................                 96,070                 95,604
Shareholders' equity....................................                  1,775                 20,573

(a) Net revenue is gross revenues from charters net of charter commissions and voyage related expenses.
(b) Operating expenses include, among other things, vessel running costs, management fees and general and administrative expenses.
(c) During 1999, Millenium Seacarriers, through its subsidiaries, purchased the Millenium Raptor, Millenium Trader, Millenium Dawn, Millenium Express,and Millenium Amanda

ITEM 9.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
-------           ------------------------------------------------------------
AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------

GENERAL

         The Company is an international shipping company that owns and operates a fleet of drybulk carriers, primarily Handysize (generally classified as being in the 20,000-49,000 deadweight-ton range) drybulk carriers. As of December 31, 1999, the Company's fleet consisted of 20 vessels totalling 555,666 deadweight-tons.

         The Company was incorporated on March 10, 1998 in the Cayman Islands. The Company began operations on July 24, 1998, with five vessels and subsequently expanded its fleet to 21 vessels as of June 30, 1999, all of which were acquired from the net proceeds of an offering of Units ("Units") consisting of $100 million principal amount at maturity of Notes and $1.2 million of Warrants. The Company also received an equity contribution of $24 million from Millenium Management, Inc., MMI, the holder of 100% of the outstanding common stock of the Company. In the quarter ended September 30, 1999, the Company sold a vessel, the Monica Marissa, thereby reducing its fleet to 20 vessels as of December 31, 1999.

         The following benchmarks are used by the Company to measure revenues:
(i) utilization as an index that indicates vessel earning days (on the basis that 350 calendar days per year equals 100% utilization), and (ii) the average daily time charter equivalent (TCE) rate to analyze net revenues after commissions on the basis of 350-days utilization.

The following table sets forth certain statement of operations and other operating data for the Company.


                                                                  Year ended         Period ended
                                                                 December 31,        December 31,
                                                                     1999                1998
                                                              ------------------ ---------------------
Net Revenue                                                        $  32,253,199          $ 12,136,209
Vessel Operating Expenses                                           (18,237,342)           (7,001,095)
Management Fees                                                      (3,822,801)             (965,666)
General and Administrative                                             (821,507)             (596,497)
                                                              ------------------     -----------------
Earnings Before Interest, Tax, Depreciation and
     Amortization (EBITDA)                                         $   9,371,549         $   3,572,951
                                                              ==================     =================
Average Utilization (%)                                                    97.5%                 95.4%
                                                              ==================     =================

         While the Company does have a comparable year in 1998, the comparisons are not meaningful as the year ended December 31, 1998 was only for 161 days of operations since inception, and also there were fewer vessels in the Company's fleet in 1998. EBITDA consists of net income prior to deductions for interest expense, income taxes, other income or expense net, and depreciation, and impairment write-downs. EBITDA is not required by United States generally accepted accounting principles, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows from operations as a measure of liquidity.

RESULTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 1999

NET REVENUE

         Net revenue for the year ended December 31, 1999 was $32.3 million. During the period, 92% of the Company's gross revenues were earned from period time charters contracted with first class charterers, many of which continued from the previous year. The period consisted of 6,877 ship-operating days at an average fleet gross hire rate of $5,674 per day. The fleet averaged a utilization rate of 97.5% during the period.

         The year saw the Company's fleet expand from 16 vessels to 21 vessels, and then down to 20 vessels. The revenue earnings profile of the fleet also changed as many vessels ended their period charters contracted in 1998 and were entered into service with new charterers at market rates of hire.
The revenues during the year were impacted by adverse market conditions which existed through most of the year compared to market conditions during inception of the Company in 1998. The Company's average hire rate per day is not reflective of market rates as the acquired younger vessels enjoy a higher charter rate while charter rates on its older tonnage have declined.

         During the year, 92% of revenues were earned from period time charters. A few of the company's vessels performed short voyages in the spot market during the course of the year for positioning purposes. The Clipper Atlantic and the Clipper Pacific ended their charters with Clipper in December 1999. The Clipper Golden Hind and Clipper Harmony charters with Clipper ended in mid-June and these vessels were subsequently renamed Millenium Golden Hind and Millenium Harmony and chartered by other charterers without loss of hire days. The Millenium Leader's charter with HSH of Singapore ended in the third quarter and the vessel was immediately placed on another period charter with a different charterer. The Millenium Aleksander's charter with Estonian Shipping Company ("Esco") concluded at the end of the first quarter and the vessel was placed into a period charter with another charterer. The Millenium Elmar's charter with Esco ended in mid-May following which it was placed with another charterer. During the first quarter, Fednav International Ltd. redelivered the Laker-type vessels, the Millenium Osprey, Millenium Condor, Millenium Falcon and Millenium Hawk, for three months during the Winter when the Great Lakes freeze, as per terms of the charter contract. These vessels were immediately placed into short term charters with other reputable charterers, albeit at lower daily hire rates due to adverse market conditions. However, Fednav re-hired the Millenium Hawk during this period, but at market rates which were lower than the contracted charter party rates. In April, Fednav re-took delivery of all these vessels back at the previously contracted charter rates, while the Millenium Eagle reverted to its contracted rate in May. The Millenium Raptor entered into service with Fednav in April. The Monica Marissa's charter with Cementos Mexicanos ("Cemex") ended in January following which the vessel was placed on a short-term charter with another charterer at market rates. This charter ended in May when the vessel went on a voyage charter after a brief repair period, and at the conclusion of this voyage in September the vessel was sold. The Millenium Trader went on a voyage charter upon acquisition and following the conclusion of this voyage the vessel was placed on a period charter. The Millenium Dawn, the Millenium Express, and the Millenium Amanda were all placed on period charters upon acquisition.

VESSEL OPERATING EXPENSES

         Vessel operating expenses, excluding management fees and depreciation and amortization, and impairment provisions, were $18.2 million for the year ended December 31, 1999. The year consisted of 6,877 ship-operating days; the Monica Marissa was sold 69-days into the third quarter of the year. The average vessel running costs for crewing, insurance, lubricants, repairs and maintenances, registry and survey costs, and vessel communications, came to $2,652 per day.

MANAGEMENT FEES

         Management fees incurred to MMI for contracted technical and commercial management services for the year ended December 31, 1999 were $3.8 million.

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

         MMI sub-contracts certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

GENERAL AND ADMINISTRATIVE

         These expenses totalled $821,507 for the year ended December 31, 1999. These expenses included, among other things, legal and professional fees of $371,491, advisory fees of $300,000 paid to Millenium Advisors, L.L.C. and new vessel inspections of $90,138.

DEPRECIATION AND AMORTIZATION

         Total depreciation for the year ended December 31, 1999 was $5,777,652. Vessel depreciation is calculated based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

         Deferred vessel costs, including deferred dry-docking expenses, are capitalized and amortized over a period of two and a half years (30 months). During the year ended December 31, 1999, the new costs for dry-docking and special surveys amounted to $1,148,578 which included $538,539 for the Millenium Majestic, $312,832 for the Clipper Atlantic, $149,799 for the Millenium Osprey and $110,624 for the Millenium Trader. For the year December 31, 1999, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $804,654. Also included in amortization in the the statement of operations for the year ended December 31, 1999, is $465,682 of amortization of costs associated with the acquisition costs relating to the issuance of the Units. These costs are amortized over the life of the Notes, being 7 years from their issuance in July 1998. In December 1999, these costs were reduced to $0 and the total charge was included in Provision for vessel impairment.

PROVISION FOR VESSEL IMPAIRMENT

         Subsequent to the loss incurred on the sale of the Monica Marissa, some tests were carried out on the impact of current market conditions on the market value of the fleet. Accordingly, cash flow projections were prepared and this indicated that, except for three vessels, the estimated net cash flows of each of the vessels generated through the end of their useful lives will exceed their net book value as of December 31, 1999. Consequently, an impairment of $4,400,000 was recorded in December of 1999. Additionally, in December 1999, during the Company's periodic review of the carrying value of its goodwill based on undiscounted estimated future cash flows of the vessels acquired, determined that none of the goodwill remaining at December 31, 1999 would be recoverable. Accordingly, in December 1999, the Company also recorded a $2,600,088 charge which reduced the remaining balance of goodwill to $0. The total charge as included in Provision for vessel impairment on the statement of operations amounts to $7,000,088.

INTEREST EXPENSE

         For the year ended December 31, 1999, the interest expense on the Company's long-term debt was $11,498,404. During the year ended December 31, 1999, interest earned on cash balances was $682,051. Interest expense also includes amortization of $465,160 recorded in connection with the bond discount relating to the debt issue, and the amortization of $680,140 recorded in connection with the deferred financing costs incurred relating to the debt issue.

LOSS ON SALE OF VESSEL

         During the quarter ended September 31, 1999, the vessel Monica Marissa was sold for scrap. The vessel had a lightweight of 13,881 long-tons. Net proceeds from the sale amounted to $1,610,196. The loss on the sale was $2,088,655.

NET LOSS

         Net loss for the year ended December 31, 1999 was $18.8 million. Earnings were impacted by a decline in charter rates during the period, a $2.0 million loss on the sale of the Monica Marissa, and a $7.0 million impairment loss. However, earnings before interest, taxes, depreciation and amortization, and provision for impairment (EBITDA) for the period was $9.4 million.

LIQUIDITY AND CAPITAL RESOURCES

         The Company is a holding company. As of December 31, 1999, it owns all of the issued and outstanding shares of 20 Vessel Owning Subsidiaries.

         As of December 31, 1999, the Company's cash position consisted of $6.9 million in unrestricted cash and cash equivalents. Restricted cash includes $1.6 million of proceeds from the sale of the Monica Marissa which are in escrow. Restricted cash also includes other deposits made toward contingencies and vessel upgrades.

OPERATING ACTIVITIES

         Net cash flows used in operations for the period ended December 31, 1999 were $2.8 million compared to cash provided by operations in 1998 of $7.0 million. This change is due primarily to increases in current liabilities relating to initiating operations in 1998 which was not repeated in 1999.
In addition, net loss before adjustments to reconcile loss to net cash used in operating activities increased from $0.7 million in the 1998 period to $1.7 million in 1999, which is attributable to 1999 operations being for the entire year compared to only 161 days of operations in 1998. As is common in the shipping industry, the Company collects its hire for all time charters 15 days in advance. The Company also has established long-term relationships with many suppliers resulting in the Company receiving favorable credit terms.

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

         Net cash used in investing activities in 1999 were $22.8 million compared to net cash used of $55.3 million in 1998. This decrease is attributable to there being 16 vessels acquired in 1998 compared to only 5 being acquired in 1999. Additionally, the 1999 use of cash was partially offset by the proceeds from the sale of a vessel.

FINANCING ACTIVITIES

         Net cash provided by financing activities were $26.7 million in 1999 compared to $54.0 million. Cash provided in 1998 was due to proceeds of $96.6 million relating to the net proceeds from the issuance of Notes and Warrants And shareholder contributions of $7.1 million, offset by $31.5 million of cash put into escrow for the purchase of vessels, deferred financing costs of $5.9 million and repayment of debt on a vessel of $12.3 million. In 1999, cash provided consisted of $26.7 million released from escrow in connection with the purchase of 5 additional vessels.

         The Company believes that based upon the current level of operation, cash flow from operations, together with other readily available sources of funds, including the balance escrow cash, which was made available to the Company on July 31, 1999, for use as working capital and other corporate purposes, it has adequate liquidity to fund its working capital requirements, meet capital expenditures for repairs and maintenance and make required payments of interest on the Company's debt. The Company has completed its schedule of vessel acquisitions, and any further expansion of its fleet is dependent on its ability to raise capital through either borrowing activities or from cash generated from operations, or both.

WORKING CAPITAL

         Pursuant to a Working Capital Facility Agreement between the Company and The Bank of New York, the Company had a standby line of credit in a principal amount up to $7.0 million available for its working capital requirements, which expired on July 20, 1999. The Bank, however, extended the maturity of a $500,000 tranche until August 5, 1999 which also expired unused. The facility was only used once during its tenure for an amount of $250,000 which was repaid. The facility, collateralized by the Company's vessels and subject to various covenants, bore interest at LIBOR+1.5% and was subject to a 0.375% commitment fee on the unused portion.

         On December 23, 1999, the Company accepted a commitment for a standby line of credit in a principal amount up to $2.5 million available for its working capital requirements from the Allfirst Bank. The facility, collateralized by the Company's vessels and subject to various covenants, provided that interest would accrue at the US Prime rate and was subject to a 1% commitment fee on the unused portion. This commitment, which was valid until March 23, 2000, was subject to consent from Note Holders due to the fact that the Allfirst Bank will be both the Working Capital Facility provider as well as the Indenture Trustee and a potential of conflict of interest could arise under certain conditions. Pending such consent, the Allfirst Bank has extended the commitment until June 1, 2000.

FOREIGN EXCHANGE RATE FLUCTUATIONS

         All of the Company's revenue, and most of its expenses, are denominated in United States dollars. For the year ended December 31, 1999, approximately 5% of the Company's expenses were denominated in foreign currencies, primarily Greek drachmae. The Company does not hedge its exposure to foreign currency fluctuations.

INFLATION

         The Company does not believe that inflation has had a material impact on its operations during the periods presented, although certain of the Company's operating expenses (E.G. crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on the Company's results from operations and cash flows since such costs are paid by the charterers as the majority of the Company's vessels are on period time charters.

YEAR 2000 CONSEQUENCES

         The year 2000 issue is the result of prior computer programs being written using two digits, rather than four digits, to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in major system failure or miscalculations.

         The Company has analyzed its operations and has identified four primary areas that may be affected by the year 2000 issue, including crew safety, vessel maneuverability, vessel communications and vessel navigation. In addition, to ensure year 2000 compliance, the Company had auxiliary systems in place in all of these areas. These auxiliary systems include with respect to (a) crew safety, having fire detectors and other safety equipment on the vessels which are analogue technology and non-computer based, (b) vessel maneuverability, having emergency steering wheels that are not computer-cased, (c) vessel communications, having non-digital-based radio transmitters, having crew members trained to employ semi-fores, aldis lights and fog horns and (d) vessel navigation, having crew members trained to employ gyro-compasses, sextants and magnetic compasses.

         Subsequent to the end of the year, the Company entered 2000 with no disruptions and there were no Year 2000 related computer malfunctions. The Company continues to prepare and enhance its systems and embedded technologies for future computer related compliance.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-------  ----------------------------------------------------------

         The Company's outstanding debt bears a fixed interest rate and therefore the Company is not susceptible to interest rate fluctuations. In addition, all of the Company's revenues and expenses are denominated in United States dollars, except for 5% of its expenses which are denominated primarily in Greek drachmae, and therefore the Company believes it is not susceptible to foreign exchange fluctuations.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT
--------  ------------------------------------

         The following table sets forth the name, age and principal position with the Company of each of its directors and executive officers.

         The following individuals are the senior officers and directors of Millenium Seacarriers (ages as of April 17, 2000):

Vassilios M. Livanos          52          Chairman and Director
Theotokis S. Milas            56          Chief Operating Officer
Nicholas A. Cotzias, Jr.      39          Chief Financial Officer and Director
Emanuel Kyprios               56          Vice President, Projects
Michael A. Dritz              61          Director
Harald H. Ludwig              44          Director
Connor O'Brien                38          Director
Tom Stage Petersen            41          Director

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

ITEM 11.  EXECUTIVE COMPENSATION
--------  ----------------------

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

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED
--------  ------------------------------------------

         Securities have already been registered.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES
--------  -------------------------------

         Not applicable.


ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
--------  -------------------------------------------------------------
SECURITIES
----------

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

ITEM 18.  FINANCIAL STATEMENTS
--------  --------------------

         See Item 19(a) below.

ITEM 19.  FINANCIAL STATEMENTS
--------  --------------------

         (a)      Financial Statements

         The following financial statements, together with the reports of the independent auditors thereon, are filed as part of this Annual Report.

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

                           MILLENIUM SEACARRIERS, INC.

                           By: /s/ Vassilios M. Livanos
                               ----------------------------
                           Name:   Vassilios M. Livanos
                           Title:  Chairman

Dated:    April 28, 2000

                   MILLENIUM SEACARRIERS INC. AND SUBSIDIARIES


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS






                                                                      PAGES
                                                                      -----

Independent Auditors' Reports                                           F-2


Consolidated Balance Sheets                                             F-4


Consolidated Statements of Operations                                   F-5


Consolidated Statements of Cash Flows                                   F-6


Consolidated Statements of Shareholders' Equity                         F-7


Notes to the Consolidated Financial Statements                          F-8

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Millenium Seacarriers Inc.
Grand Cayman, Cayman Islands


We have audited the accompanying consolidated balance sheet of Millenium Seacarriers, Inc. and subsidiaries (the "Company") as of December 31, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 1999 (all expressed in U.S. Dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Millenium Seacarriers, Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
New York, New York
March 23, 2000

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


/s/ PricewaterhouseCoopers
PricewaterhouseCoopers


Piraeus, Greece
April 21, 1999


                                    MILLENIUM SEACARRIERS INC. AND SUBSIDIARIES

                                         CONSOLIDATED BALANCE SHEETS AS OF
                                      DECEMBER 31, 1999 AND DECEMBER 31, 1998

                                            (Expressed in U.S. Dollars)


                                                                    DECEMBER 31,               DECEMBER 31,
ASSETS                                                                  1999                       1998
------
CURRENT ASSETS
Cash and cash equivalents                                  $               6,903,645  $               5,736,645
Restricted cash                                                            4,827,135                 31,524,890
                                                                 -------------------        -------------------
                                                                          11,730,780                 37,261,535
Receivables :
   Voyages                                                                   516,763                    311,574
   Claims and other                                                          324,564                    242,552
Inventories and prepaid expenses                                           1,479,206                    443,252
                                                                 -------------------        -------------------
          Total current assets                                            14,051,313                 38,258,913
                                                                 -------------------        -------------------

Fixed assets
Vessels, net of accumulated depreciation of $7,164,750                    93,484,950                 82,719,321
and $1,774,349 at December 31, 1999 and 1998,
respectively
Other, net of accumulated depreciation                                       138,337                     25,536
                                                                 -------------------        -------------------
          Total fixed assets                                              93,623,287                 82,744,857

Intangible assets, net                                                             -                  3,065,775
Other assets                                                               5,012,248                  5,555,303
                                                                 -------------------        -------------------

Total Assets                                               $             112,686,848  $             129,624,848
                                                                 ===================        ===================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable                                     $               5,705,471  $               5,465,844
Accrued liabilities                                                        8,632,155                  7,368,365
Charter revenue received in advance                                          504,290                    613,031
                                                                 -------------------        -------------------
          Total current liabilities                                       14,841,916                 13,447,240
Notes                                                                     96,069,637                 95,604,477
                                                                 -------------------        -------------------
          TOTAL LIABILITIES                                              110,911,553                109,051,717
                                                                 -------------------        -------------------

Commitments and contingencies

Shareholders' equity
Common stock and paid in capital                                          22,900,000                 22,900,000
Warrants                                                                   1,200,000                  1,200,000
Accumulated deficit                                                     (22,324,705)                (3,526,869)
                                                                 -------------------        -------------------
          Total shareholders' equity                                       1,775,295                 20,573,131
                                                                 -------------------        -------------------
Total Liabilities and shareholders' equity                 $             112,686,848  $             129,624,848
                                                                 ===================        ===================


    The accompanying notes are an integral part of these financial statements


                                    MILLENIUM SEACARRIERS INC. AND SUBSIDIARIES

                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                  FOR THE YEAR ENDED DECEMBER 31, 1999 AND PERIOD
                                      FROM MARCH 10, 1998 TO DECEMBER 31, 1998

                                            (Expressed in U.S. Dollars)


                                                                                 Period from             PERIOD FROM
                                                                                  January 1,               MARCH 10,
                                                                                     1999 to                 1998 TO
                                                                                December 31,            DECEMBER 31,
                                                                                        1999                    1998
REVENUE
Freight and hire from voyages                                        $            36,488,454 $            12,721,853
Voyage expenses                                                                  (2,642,675)                (43,757)
Commissions                                                                      (1,592,580)               (541,887)
                                                                        --------------------    --------------------
          Net revenue                                                             32,253,199              12,136,209
                                                                        --------------------    --------------------

EXPENSES
Vessel operating expenses                                                         18,237,342               7,001,095
Management fees                                                                    3,822,801                 965,666
General and administrative                                                           821,507                 596,497
Depreciation and amortization                                                      7,047,988               2,318,452
Provision for vessel impairment                                                    7,000,088                       -
                                                                        --------------------    --------------------
                                                                                  36,929,726              10,881,710

                                                                        --------------------    --------------------
      Operating (loss) / income                                                  (4,676,527)               1,254,499
                                                                        --------------------    --------------------

OTHER INCOME / (EXPENSE)
Interest expense                                                                (12,643,704)             (5,811,573)
Other income                                                                         611,050               1,030,205
Loss on sale of vessel                                                           (2,088,655)                       -
                                                                        --------------------    --------------------
                                                                                (14,121,309)             (4,781,368)
                                                                        --------------------    --------------------

Loss before income taxes                                                        (18,797,836)             (3,526,869)
Income tax provision                                                                       -                       -
                                                                        --------------------    --------------------
Net loss                                                             $          (18,797,836) $           (3,526,869)
                                                                        ====================    ====================

Loss per Share, Basic and Diluted                                                   $ (1.98)                $ (0.67)
                                                                        ====================    ====================

    The accompanying notes are an integral part of these financial statements


                                     MILLENIUM SEACARRIERS INC. AND SUBSIDIARIES

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                               FOR THE YEAR ENDED DECEMBER 31, 1999 AND FOR THE PERIOD
                                      FROM MARCH 10, 1998 TO DECEMBER 31, 1998
                                             (Expressed in U.S. Dollars)

                                                                                YEAR ENDED                   PERIOD FROM
                                                                              DECEMBER 31,             MARCH 10, 1998 TO
                                                                                      1999             DECEMBER 31, 1998
Cash flows from operating activities
Net loss                                                            $         (18,797,836) $                 (3,526,869)
Adjustments to reconcile loss to net cash provided by operating activities:
   Loss on sale of vessel                                                        2,088,655                             -
   Provision for vessel impairment                                               7,000,088                             -
   Depreciation and amortization                                                 7,047,988                     2,318,452
   Amortization of bond discount and deferred financing costs                    1,145,300                       534,420
Changes in operating assets and liabilities
   Increase in Receivables                                                       (287,201)                     (443,643)
   Increase in Inventories and prepaid expenses                                (1,035,954)                     (291,063)
   Increase in Trade accounts payable                                               58,888                     2,571,585
   Increase in Accrued liabilities                                               1,263,790                     6,100,896
   Deferred dry-docking and special survey                                     (1,148,574)                     (622,782)
   (Decrease) Increase in Charter revenue received in advance                    (108,741)                       376,045
                                                                        ------------------ -----------------------------
Net cash (used in)/provided by operating activities                            (2,773,597)                     7,017,041
                                                                        ------------------ -----------------------------

Cash flows from investing activities
Purchase of vessels                                                           (23,615,000)                  (53,412,500)
Additions to vessels                                                             (603,797)                   (1,706,170)
Proceeds from sale of vessel                                                     1,610,196                             -
Acquisitions, net of cash acquired                                                       -                     (106,944)
Purchase of other fixed assets                                                   (148,557)                      (26,678)
                                                                        ------------------ -----------------------------
Net cash used in investing activities                                         (22,757,158)                  (55,252,292)
                                                                        ------------------ -----------------------------

Cash flows from financing activities
Proceeds from working capital facility                                             250,000                             -
Repayment of Proceeds from working capital facility                              (250,000)                             -
Proceeds from Escrow account and restricted cash                                26,697,755                  (31,524,890)
Proceeds from long-term debt                                                             -                    95,393,000
Principal payments on Existing Vessel Debt                                               -                  (12,325,856)
Issuance of warrants                                                                     -                     1,200,000
Deferred financing costs                                                                 -                   (5,870,360)
Shareholder contribution                                                                 -                     7,100,000
                                                                        ------------------ -----------------------------
Net cash provided by financing activities                                       26,697,755                    53,971,894
                                                                        ------------------ -----------------------------

Increase in cash and cash equivalents                                            1,167,000                     5,736,643
Cash and cash equivalents at beginning of period                                 5,736,645                             2
                                                                        ------------------ -----------------------------
Cash and cash equivalents at end of period                          $            6,903,645 $                   5,736,645
                                                                        ================== =============================
Supplementary cash flow information
Interest paid                                                       $           11,445,018 $                     480,872
                                                                        ================== =============================

    The accompanying notes are an integral part of these financial statements


                                    MILLENIUM SEACARRIERS INC. AND SUBSIDIARIES

                                   CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY
                                        FOR THE YEAR ENDED DECEMBER 31, 1999

                                             (Expressed in U.S. Dollars)



                                    COMMON STOCK
                                    AND PAID-IN                         ACCUMULATED
                                      CAPITAL           WARRANTS          DEFICIT             TOTAL

Issuance of stock :

Incorporation, March 10,        $                 2  $           -   $               -  $              2
1998

Acquisition of Existing
Vessel Owning Companies,
July 24, 1998                             3,999,998              -                   -         3,999,998
                                 ------------------   ------------    ----------------    --------------

Balance, July 24, 1998                    4,000,000              -                   -         4,000,000

Contributions                            18,900,000              -                   -        18,900,000

Warrants                                          -      1,200,000                   -         1,200,000

Net Loss, December 31,                            -              -         (3,526,869)       (3,526,869)
1998
                                 ------------------   ------------    ----------------    --------------

Balance January 1, 1999                  22,900,000      1,200,000         (3,526,869)        20,573,131

Net Loss for the year ended
December 31, 1999                                                         (18,797,836)      (18,797,836)
                                 ------------------   ------------    ----------------    --------------

Balance December 31,            $        22,900,000  $   1,200,000   $    (22,324,705)  $      1,775,295
1999
                                 ==================   ============    ================    ==============


         The accompanying notes are an integral part of these statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (Expressed in US Dollars)

1.  BUSINESS INFORMATION

On March 10, 1998, Millenium Seacarriers, Inc. ("Millenium") was formed (the "Formation") to directly hold the capital stock of a group of subsidiaries (collectively the "Company") each of which owns one of Millenium's vessels. These consolidated financial statements give effect to the Formation pursuant to which all of Millenium subsidiaries became wholly owned subsidiaries of Millenium. Millenium owns and operates a fleet of dry-bulk carriers, primarily of Handy-size type. As of December 31, 1999, the Company's fleet consisted of 20 vessels, with an aggregate tonnage of 555,666 dwt.

The Company is registered and incorporated in the Cayman Islands. Its principal business is the acquiring, upgrading and operating of vessels. Millenium conducts its operations through its subsidiaries whose principal activity is the operation and ownership of dry-bulk vessels that will be under the exclusive management of Millenium Management, Inc. ("MMI") and the submanagement of Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

2.  BASIS OF FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. All inter-company balances and transactions have been eliminated upon consolidation.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements, and the stated amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to the 1998 financial statements to conform to the classifications in the 1999 financial statements.

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

INCOME TAXES

The countries of the vessel-owning companies' incorporation do not impose taxes on international shipping income. Minor registration and tonnage taxes must be paid annually and have been included in the vessels' operating expenses in the accompanying consolidated statements of operations. Pursuant to the Internal Revenue Code of the United States (the Code), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50% owned by individuals who are resident, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. At December 31, 1999 the Company had met the requirement for exemption from U.S. income tax.

FOREIGN CURRENCIES

The Company's functional currency is the U.S. dollar. Certain of the expenses which are denominated in foreign currencies are remeasured into U.S. dollars at exchange rates prevailing at the date of the transaction. Resulting exchange gains and/or losses on settlement are included in operating expenses in the accompanying consolidated statement of operations.

BASIC AND DILUTED LOSS PER ORDINARY SHARE

Basic and diluted loss per ordinary share have been computed by dividing net loss by the average number of outstanding ordinary shares (9,500,000) following the formation of the Company. There are also 500,000 warrants outstanding to acquire 500,000 shares of common stock for $0.01 per share. Assumed exercise of these warrants has been excluded from the calculation of loss per common share as the effect of such exercise would be antidilutive.

CASH AND CASH EQUIVALENTS AND ESCROW ACCOUNTS

The Company considers time deposits or other certificates purchased with an original maturity of three months or less to be cash equivalents. Restricted cash includes proceeds deposits made towards contingencies and vessel upgrades, and also includes proceeds from the sale of a vessel (see Note 6) which have been placed in a restricted Escrow account under the governing rules of the Indenture.

RECEIVABLES

Voyage receivables include balance freights and demurrages, contested charterers hire deductions, advances to agents and unsubstantiated charterers deductions in respect of vessels' disbursements at the various ports of call. Claims and other receivables principally represent claims arising from hull and machinery damages, or other insured risks, which have been submitted to insurance underwriters and insurance adjusters or are currently being compiled.

INVENTORIES AND PREPAID EXPENSES

Inventories consist of bunkers, lubricants, spares and stores on board the Company's vessels at the balance sheet date. Inventories are stated at the lower of cost or market value. Cost is determined on a first-in, first- out method. Inventories and prepaid expenses as of December 31, 1999 and 1998 were $1,479,206 and $443,252, respectively.

FIXED ASSETS

Vessels, net is stated at cost less accumulated depreciation. Vessels are depreciated on a straight-line basis over their estimated remaining useful lives, based on cost less scrap value. The useful lives have been estimated to be 30 years from completion of construction. Depreciation is calculated on a straight-line basis by reference to the vessels' cost, age and scrap value as estimated at the date of acquisition which is $150 per ton.

The Company has adopted the provision of Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for Impairment of Long-lived Assets to Be Disposed Of. The statement requires that long-lived assets used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss for an asset held for use should be recognized when the estimate of non-discounted future net cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of impairment loss is based on the fair market value of the asset. (See Note 3.)

OTHER ASSETS

Other assets include dry-docking, special survey and debt issue costs. Dry-docking and special survey costs are deferred and amortized over the estimated period to the next scheduled dry-docking or survey, which are generally, two and a half years and five years, respectively. The amortization of dry-docking and special survey costs are included in amortization in the accompanying consolidated statement of operations and amounted to $804,651 in 1999 and $322,441 in 1998.

Debt issue costs also include costs associated with the issuance of Notes and the acquisition of the Millenium subsidiaries. These deferred financing costs are amortized over the life of the Notes and is included in interest expense in the accompanying consolidated statement of operations (see Note 4).

INTANGIBLE ASSETS

Intangible assets consist of goodwill relating the excess of cost over fair value of five vessels built between 1975 and 1978 which were acquired on July 24, 1998. This goodwill, which aggregated $3,259,812 at the time the vessels were acquired, was being amortized over a seven year period. Amortization was $465,682 and $194,037 in 1999 and 1998, respectively, and is included in amortization in the accompanying consolidated statement of operations. In December 1999, the Company reviewed the carrying value of its goodwill and determined that an impairment existed that based on a fair value analysis none of the goodwill remaining would be recoverable. Accordingly, in December 1999, the Company recorded a $2,600,088 charge which reduced the remaining balance of goodwill to $0. This charge is included in Provision for vessel impairment on the statement of operations.

ACCRUED LIABILITIES

Accrued liabilities primarily consists of accrued payroll, accrued interest and other accrued expenses. These liabilities at December 31, 1999 were, $1,393,366, $5,330,600 and $1,908,189 respectively, and at December 31, 1998 were $808,675,
$5,277,153 and $1,282,537, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components. The Company has no elements of comprehensive income and the net loss reported in the statements of operations is equivalent to the total comprehensive loss.

Effective January 1, 1998, the Company adopted SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for the way business enterprises report information about operating segments, as well as enterprise-wide disclosures about products and services, geographic areas and major customers. The Company operates in one segment. The Company's customers are located worldwide. All of the Company's transactions have been conducted in United States dollars.

In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which establishes accounting and reporting standards for derivative instruments and hedging activities. Generally, it requires that an entity recognizes all derivatives as either an asset or liability and measures those instruments at fair value, as well as identifies the conditions for which a derivative may be specifically designed as a hedge. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company does not currently engage or plan to engage in any derivative or hedging activities.

3.  FIXED ASSETS

Fixed assets consists of the Company's fleet of dry bulk carriers and other assets. Vessels owned by the Company are stated at cost, which comprises the vessels' contract price, capital improvements, direct delivery and acquisition expenses, and finance charges relating to the acquisition of vessels, reduced by impairment writedowns described in the following paragraph.

Management believes that depressed freight market conditions have impacted the fair market value of certain older vessels in the fleet. In December 1999, the Company reviewed the carrying value of its vessels and determined that an impairment existed. Accordingly, the Company estimated an impairment of $4,400,000, which represents the aggregate amount by which carrying value exceeded fair value of the vessels. This amount is included in Provision for vessel impairment in the accompanying consolidated statement of operations.


                                                           Balance at               Balance at
                                                       December 31, 1999        December 31, 1998
                                                    ------------------------ ------------------------
Vessels, at cost                                                $100,649,700              $84,493,670
Less: accumulated depreciation                                   (7,164,750)              (1,774,349)
                                                                 -----------              -----------
Vessels, net                                                     $93,484,950              $82,719,321
                                                                 ===========              ===========
Other assets, at cost                                               $175,234                  $26,678
Less: accumulated depreciation                                      (36,897)                  (1,142)
                                                                    --------                  -------
Other assets, net                                                   $138,337                  $25,536
                                                                    ========                  =======

4.  LONG-TERM DEBT

Long term debt is as follows:


                                                           December 31,              December 31,
                                                               1999                      1998
                                                    ----------------------------------------------------
12% First Priority Ship Mortgage Exchange
Notes (the "Notes") due 2005. Interest on the
Notes is payable semi-annually on January 15
and July 15 of each year, commencing January
15, 1999, at a rate of 12% per annum on the
accreted value. The Notes will mature on July
15, 2005 and will be redeemable, in whole or
part, at the option of the Company at any
time on or after July 15, 2003.                         $         100,000,000     $         100,000,000

Less: Unamortized portion of bond discount                         (3,930,363)               (4,395,523)

                                                    ----------------------------------------------------
Notes                                                   $           96,069,637    $           95,604,477
                                                    ====================================================

The gross bond discount of $4,607,000 at date of issuance is amortized using the effective interest method over the life of the Notes (7 years). Amortization recorded in connection with this discount was $465,160 and $211,477 in 1999 and 1998, respectively and is included in interest expense. The deferred financing costs amortized in connection with the debt issue was $680,140 and $322,943 in 1999 and 1998, respectively and is included in interest expense.

Semiannual interest payments are made on the Notes on January 15 and July 15 of each year commencing on January 15, 1999. Cash interest payments are made to holders of the Notes based on the Accreted Value of the Notes as defined in the
Note Indenture. During 1999, the Company paid cash interest of $11,445,018 in accordance with the terms of the Note. No cash interest was paid on the Notes in 1998.

The Notes are fully and unconditionally guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior basis by each of the subsidiaries of Millenium (the "Subsidiary Guarantors"). The Notes are currently collateralized by First Priority Ship Mortgages on the Company's vessels. The Company's bonds are registered by the United States Securities & Exchange Commission pursuant to the United States Securities Act of 1933.

The indebtedness evidenced by the Notes constitutes a general secured senior obligation of the Company and is fully and unconditionally guaranteed by each of the subsidiaries of the Company and will rank PARI PASSU in right of payment with all future senior indebtedness of the Company and its subsidiary guarantors. The Indenture, pursuant to where the Notes were issued (the Notes Indenture), contains certain covenants that among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers, consolidations and purchases of assets, and amendments to security agreements. The Company is currently in compliance with the terms of the Notes Indenture at December 31, 1999.

5.  RELATED PARTY TRANSACTIONS

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

MMI has sub-contracted certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc., both affiliates of MMI.

The Company records the management fee paid to MMI in operating expenses. As of December 31, 1999, there is a payable to MMI which is reflected in Accrued liabilities, amounting to $550,957. During 1999 and 1998, the Company incurred management fees of $3,822,801 and $965,666 in connection with the aforementioned agreement.

6.  LOSS ON SALE OF VESSEL

During the year ended December 31, 1999, the Company disposed one vessel, the Monica Marissa, for scrap incurring a loss on sale of $2,088,655.

7.  CONTINGENCIES

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. As of December 31, 1999, the Company was not aware of any legal proceedings or claims that it believed would have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.

On March 28, 2000, an action was brought against the Company by Wayland Investment Fund, LLC ("WIF") in the United States District Court, Southern District of New York. In the First Amended Complaint filed on March 30, 2000 (the "Complaint"), WIF claims that it is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Notes. The factual basis alleged to underlie the proceeding concerns the calculation of interest due and owing on the 12% First Priority Ship Mortgage Notes. WIF makes three claims in the
Complaint: the first is for mutual mistake; the second is for breach of contract; and the third is for violations of Section 10(b) of the Exchange Act and Rule 10b-5. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Notes and that damages be paid in the amount of $517,263.16. WIF's second claim of relief is damages in the amount of $74,417,263.15. WIF's third claim for relief is that damages be paid in the amount of $517,263.16. On April 19, 2000, the Company filed a Motion to Dismiss WIF's second claim and answered WIF's first and third claims. The Company intends to vigorously contest this litigation.

8. COMMITMENTS

On December 23, 1999, the Company accepted a commitment for a standby line of credit in a principal amount up to $2.5 million available for its working capital requirements from the Allfirst Bank. The facility, collateralized by the Company's vessels and subject to various covenants, provided that interest would accrue at the US Prime rate and was subject to a 1% commitment fee on the unused portion. This commitment, which was valid until March 23, 2000, was subject to consent from Note Holders due to the fact that the Allfirst Bank would be both the Working Capital Facility provider as well as the Indenture Trustee and a potential of conflict of interest could arise under certain conditions. Pending such consent, the Allfirst Bank has extended the commitment until June 1, 2000.