Form 20-F
period 2000-12-31
MILLENIUM SEACARRIERS INC
filed 2001-04-30
CIK 1068953

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 20-F


/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:      December 31, 2000

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

         Item 17  / /                       Item 18  /X/



                                         MILLENIUM SEACARRIERS, INC.
                                        INDEX TO REPORT ON FORM 20-F

TABLE CAPTION

PART I                                                                                          PAGE
                                                                                                ----

Item 1.  Description of Business................................................................. 1
Item 2.  Description of Property................................................................. 8
Item 3.  Legal Proceedings.......................................................................10
Item 4.  Control of Registrant...................................................................11
Item 5.  Nature of Trading Market................................................................11
Item 6.  Exchange Controls and Other Limitations Affecting Security
            Holders..............................................................................11
Item 7.  Taxation............................................................................... 11
Item 8.  Selected Financial Data................................................................ 13
Item 9.  Management's Discussion and Analysis of Financial
           Condition and Results of Operations...................................................14
Item 9A. Quantitative and Qualitative Disclosures About Market Risk..............................18
Item 10. Directors and Officers of Registrant....................................................18
Item 11. Executive Compensation..................................................................20
Item 12. Options to Purchase Securities From Registrant
         or Subsidiaries.........................................................................20
Item 13. Interest of management in Certain Transactions..........................................20

PART II

Item 14. Description of Securities to be Registered...........................................Not applicable

PART III

Item 15. Defaults Upon Senior Securities......................................................Not applicable
Item 16. Changes in Securities, Changes in Security for
         Registered Securities and Use of Proceeds............................................Not applicable

PART IV

Item 17. Financial Statements.................................................................Not applicable
Item 18. Financial Statements....................................................................20
Item 19. Financial Statements and Exhibits.......................................................20
Signature........................................................................................21

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS
-------  -----------------------

THE COMPANY

         Millenium Seacarriers, Inc. ("Millenium Seacarriers"), a Cayman Islands company formed in 1998, is an international shipping company that owns and operates a fleet of drybulk carriers, primarily in the 20,000 to 49,999 deadweight ton ("dwt") range ("Handysize drybulk carriers"). Millenium Seacarriers, through its wholly-owned subsidiaries (collectively, the "Subsidiary Guarantors" and, together with Millenium Seacarriers, the "Company") had a fleet as of December 31, 2000 consisting of 21 vessels with an aggregate tonnage of approximately 593,401 dwt. During 2000, the Company's fleet transported approximately 3.5 million tons of drybulk cargo worldwide.

         Millenium Seacarriers began operations on July 24, 1998, with the acquisition of the ship-owning companies which operated the Clipper Atlantic, Clipper Pacific, Clipper Golden Hind, Clipper Harmony, and Monica Marissa. By the end of 1998, the Company had acquired the Millenium Amethyst, Millenium Yama, Millenium Majestic, Millenium Condor, Millenium Osprey, Millenium Leader, Millenium Hawk, Millenium Falcon, Millenium Eagle, Millenium Aleksander, and Millenium Elmar. The Company continued its acquisitions in the year ended December 31, 1999 and acquired the Millenium Raptor, Millenium Trader, Millenium Dawn, Millenium Express and Millenium Amanda. In the year ended December 31, 2000, the Company acquired the Adamas and the Millenium Mexico. During 1999, the Company sold the Monica Marissa, and in 2000, the Millenium Yama was disposed off due to engine damage for which the Company received insurance proceeds.

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

         The vessels in the Company's fleet are all of Cayman Islands, Cypriot, Bahamian, Panamanian, Liberian or Maltese registry. All of the vessels are currently "in class" with Lloyds Register, the American Bureau of Shipping, Germanischer Lloyd or Det Norske Veritas, each a leading classification society. Each of the vessels in the Company's fleet has received certification under the International Maritime Organization's ("IMO") International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code") by successfully completing audits conducted by Det Norske Veritas. However, there can be no assurance that such certification will be maintained indefinitely.

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

         Each member of Millenium Maritime's staff that interacts with vessels is provided with home and portable linkages to the vessels' communication and data system, so that ship management services can be provided around the clock, seven days a week. All vessels in the Company's fleet are also linked by electronic communication to Millenium Maritime to allow immediate response to vessel management operations.

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

         Hull and Machinery Insurance. The Company maintains marine hull and machinery insurance, which insures against the risk of damage and the total or constructive total loss of an insured vessel and against damage to third parties directly caused by an insured vessel. Constructive total loss occurs when the vessel is damaged to the extent that the repair costs exceed the insured value of the vessel. The Company also maintains war risk insurance, which insures against the risk of damage and the total or constructive total loss of an insured vessel directly caused by certain warlike situations such as military use of weapons or terrorist activities. Coverage for areas designated from time to time as war zones may be excluded or additional premiums may be required in respect of vessels operating in such zones. The Company maintains coverage for at least the full value of each insured vessel and updates this insurance at least annually. The Company maintains civil and war risk hull and machinery insurance on all of its vessels. This insurance has been placed in the French, Italian, Norwegian and American markets, and is subject to deductibles consistent with industry practice.

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

  ENVIRONMENTAL REGULATION--INTERNATIONAL

         The IMO is an agency of the United Nations whose purpose is to develop international regulations and practices affecting shipping and international trade, and to encourage the adoption of standards of safety and navigation. All IMO agreements must be ratified by the IMO's individual government constituents. The International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CCL"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1979, as amended, are the principal international laws adopted by most jurisdictions for imposing strict liability on a vessel's registered owner for pollution damage caused on the territorial waters of a contracting state by the discharge of persistent oil. The liability of the vessel owner is subject to certain complete defenses. The United States is not a party to the CCL. Approximately one-quarter of the countries that have ratified the CCL have increased the liability limits through a 1992 Protocol to the CCL that has recently entered into force. As of April 12, 2001 for vessels of between 5,000 and 140,000 gross tons, the liability limits in the countries that have ratified this Protocol to the CCL are approximately $3.9 million plus approximately $546 per gross ton above 5,000 gross tons, with an approximate maximum of $78.0 million. The exact amount of liability is tied to a unit of account which varies according to a basket of currencies. The exchange rate in effect on April 12, 2001 for the dollar equivalent of this unit of account was approximately 1.3. The right to limit liability is forfeited under the CCL where the spill is caused by the owner's intentional or reckless conduct. Vessels carrying cargo in bulk trading to contracting states must establish evidence of insurance covering the limited liability of the owner. In jurisdictions where the CCL has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CCL.

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

ITEM 2.  DESCRIPTION OF PROPERTIES
-------  -------------------------

THE COMPANY'S FLEET

         The following list provides information with respect to the Company's vessels as of December 31, 2000.

NAME OF VESSEL                  YEAR BUILT                   CAPACITY (DWT)               FLAG
--------------                  ----------                   --------------               ----
Millenium Aleksander            1988                         52,670 (a)                   Cayman Islands
Millenium Elmar                 1987                         52,640 (a)                   Cayman Islands
Millenium Express               1984                         39,055                       Liberia
Millenium Mexico                1974                         37,715                       Malta
Millenium Leader                1984                         37,489                       Cayman Islands
Millenium Amanda                1983                         36,249                       Liberia
Millenium Raptor                1982                         30,670                       Cayman Islands




Millenium Hawk                  1984                         28,791                       Cayman Islands
Millenium Eagle                 1983                         28,786                       Cayman Islands
Millenium Osprey                1984                         28,786                       Cayman Islands
Millenium Falcon                1981                         27,048                       Cayman Islands
Millenium Condor                1981                         27,036                       Cayman Islands
Millenium Dawn                  1985                         26,563                       Liberia
Millenium Trader                1985                         26,536                       Liberia
Adamas                          1978                         23,560                       Cayman Islands
Millenium Amethyst              1978                         23,538                       Bahamas
Millenium Majestic              1979                         17,152                       Bahamas
Millenium Harmony               1978                         16,711                       Panama
Millenium Golden Hind           1978                         16,560                       Liberia
Clipper Pacific                 1976                         7,923                        Cyprus
Clipper Atlantic                1975                         7,923                        Cyprus

(a) Although the vessel capacity is slightly greater than 49,999 dwt, it is considered a Handy size drybulk carrier. During 2000, the Millenium Yama built in 1979 of 23,540dwt and of Bahamas flag was a total loss due to engine damage.

ITEM 3.  LEGAL PROCEEDINGS
-------  -----------------

         From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. As of December 31, 2000, the Company was not aware of any legal proceedings or claims that it believed would have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.

         On March 28, 2000, an action was brought against the Company by Wayland Investment Fund, LLC ("WIF") in the United States District Court, Southern District of New York. In the First Amended Complaint filed on March 30, 2000, WIF claimed that it is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Notes. The factual basis alleged to underlie the proceeding concerns the calculation of interest due and owing on the 12% First Priority Ship Mortgage Notes. WIF makes three claims in the First Amended
Complaint: the first is for mutual mistake; the second is for breach of contract; and the third is for violations of Section 10(b) of the Exchange Act and Rule 10b-5. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Notes and that damages be paid in the amount of $517,263. WIF's second claim for relief is damages in the amount of $74,417,263. WIF's third claim for relief is that damages be paid in the amount of $517,263. On April 19, 2000, the Company filed a Motion to Dismiss WIF's second claim and answered WIF's first and third claims.

         On or about July 13, 2000, WIF filed a Second Amended Complaint repeating the claims in its First Amended Complaint and adding a fourth claim for common law fraud and a fifth claim for negligent misrepresentation. The Second Amended Complaint changes the allegation concerning WIF's beneficial ownership; the lawsuit now alleges that WIF is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Exchange Notes. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Exchange Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Exchange Notes and that damages be paid in the amount of $605,801. WIF's second claim for relief is damages in the amount of $74,505,801. WIF's third claim for relief is that damages be paid in the amount of $605,801. WIF's fourth claim for relief is that damages be paid in the amount of $605,801. WIF's fifth claim for relief is that damages be paid in the amount of $605,801. On or about July 27, 2000, the Company made a Motion to Dismiss WIF's third, fourth, and fifth claims for relief and answered WIF's first claim. By agreement of the parties, the Company's Motion to Dismiss the second claim for relief in the First Amended Complaint was treated as a motion to dismiss the second claim for relief in the Second Amended Complaint.

         On or about August 22, 2000, WIF consented to the withdrawal of its fifth claim for relief for negligent misrepresentation and agreed not to seek to replead such claim. On or about August 31, 2000, the Company agreed to withdraw without prejudice that portion of its Motion to Dismiss the third and fourth claims for relief in the Second Amended Complaint. By decision dated September 7, 2000, the Court granted the Company's Motion to Dismiss the second claim for relief in the Second Amended Complaint for breach of contract.

         On November 13, 2000, the Company and WIF entered into a settlement agreement and a stipulation dismissing all of the claims in the action in their entirety, without prejudice.

ITEM 4.  CONTROL OF REGISTRANT
-------  ---------------------

         As of April 12, 2001, all of the Company's issued and outstanding shares are owned by MMI.


ITEM 5.  NATURE OF TRADING MARKET
-------  ------------------------

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


                (in thousands, except ratios and operating data)



INCOME STATEMENT DATA:                                          Year ended             Year ended         161-day  period
                                                              December 31,           December 31,          ended December
                                                                  31, 2000               31, 1999                31, 1998
                                                                  --------               --------                --------
Net revenue (a)....................................             $   34,603             $   32,253             $   12,136
Operating expenses (b).............................                 26,299                 22,882                  8,563
Depreciation and amortization......................                  6,506                  7,048                  2,318
Provision for vessel impairment ...................                  4,560                  7,000                      0
Loss on sale of vessel.............................                    152                  2,089                      0
                                                                ---------------------------------------------------------
       Vessel Operating Income/(loss)..............                 (2,914)                (6,766)                 1,255
Interest expense...................................                 12,869                 12,643                  5,812
Other income.......................................                   (164)                  (611)                (1,030)
       Net Loss....................................             $  (15,619)            $  (18,798)            $  ( 3,527)

OTHER FINANCIAL DATA:
       Capital Expenditures........................             $    4,069             $   24,219             $   55,119

BALANCE SHEET DATA:                                     as of December 31,     as of December 31,     as of December 31,
                                                                      2000                   1999                   1998
                                                                      ----                   ----                   ----

Net book value of vessels (c)......................             $   84,538             $   93,485             $   82,719
Total assets.......................................                 98,074                112,687                129,625
Total long-term debt...............................                 96,597                 96,070                 95,604
Shareholder's equity...............................                (13,844)                 1,775                 20,573


(a) Net revenue is gross revenues from charters net of charter commissions and voyage related expenses.
(b) Operating expenses include, among other things, vessel running costs, management fees and general and administrative expenses.
(c) During 1999, Millenium Seacarriers, through its subsidiaries, purchased the Millenium Raptor, Millenium Trader, Millenium Dawn, Millenium Express, and Millenium Amanda. During 2000, Millenium Seacarriers, through its subsidiaries, purchased the Adamas and the Millenium Mexico.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000
-------------------------------------------------------------------------


GENERAL


The Company is an international shipping company that owns and operates a fleet of drybulk carriers, primarily Handysize (generally classified as being in the 20,000-49,000 deadweight-ton range) drybulk carriers. As of December 31, 2000, the Company's fleet consisted of 21 vessels totalling 593,401 deadweight-tons.

The Company was incorporated on March 10, 1998 in the Cayman Islands. The Company began operations on July 24, 1998, with five vessels and subsequently expanded its fleet to 21 vessels as of June 30, 1999, all of which were acquired from the net proceeds of an offering of Units ("Units") consisting of $100 million principal amount at maturity of Notes and $1.2 million of Warrants. The Company also received an equity contribution of $24 million from Millenium Management, Inc., MMI, the holder of 100% of the outstanding common stock of the Company. In the year ended December 31, 1999, the Company sold a vessel, the Monica Marissa. In the year ended December 31, 2000, the Company disposed the Millenium Yama due to total constructive loss and acquired the vessels Adamas and Millenium Mexico.

The following benchmarks are used by the Company to measure revenues: (i) utilization as an index that indicates vessel earning days (on the basis that 350 calendar days per year equals 100% utilization), and (ii) the average daily time charter equivalent (TCE) rate to analyze net revenues after commissions on the basis of 350-days utilization.

The following table sets forth certain statement of operations and other operating data for the Company.

                                                                      Year ended           Year ended
                                                                    December 31,         December 31,
                                                                            2000                 1999
                                                                            ----                 ----
           Net Revenue                                              $ 34,603,547         $ 32,253,199
           Vessel Operating Expenses                                 (19,007,675)         (18,237,342)
           Mangement Fees                                             (5,262,612)          (3,822,801)
           General and Administrative                                 (2,029,166)            (821,507)
                                                                ----------------     ----------------
           Earnings before Interest, Tax, Depreciation and
           Amortization (Adjusted EBITDA)                            $ 8,304,094          $ 9,371,549
                                                                ================     ================
           Average utilization                                             97.0%                97.5%
                                                                ================     ================

Adjusted EBITDA consists of net income prior to deductions for interest expense, income taxes, other income or expense net, depreciation and amortization, impairment write-downs and loss on sale-disposal of vessels. Adjusted EBITDA is not required by United States generally accepted accounting principles, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows from operations as a measure of liquidity.


RESULTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 2000

NET REVENUE

Net revenue for the year ended December 31, 2000 was $34.6 million compared to $32.2 million the year ended December 31, 1999. During 2000, 81% of the Company's gross revenues were earned from period time charters contracted with first class charterers many of which continued from the previous years. The year ended December 31, 2000 consisted of 7,240 ship-operating days compared to 6,877 ship-operating days in the year ended December 31, 1999 . The fleet averaged a utilization rate of 97% during the year ended December 31, 2000.

The year 2000 saw the Company's fleet expand from 20 vessels to 21 vessels. The revenue earnings profile of the fleet also changed as many vessels ended their period charters contracted in 1998 and 1999 and were entered into service with new charterers at market rates of hire. This change is also reflected in the fact that 19% of gross revenues in 2000 were obtained from voyage charters compared with 8% in 1999. Although market conditions for handy-size bulk shipping improved during 2000, the Company's growth in net revenue during the year was impacted by a decline in charter rates for the older tonnage in the Company's fleet and adverse bunker fuel market conditions which existed through most of the year which resulted in sharply higher voyage expenses. Voyage expenses and direct vessel expenses relating to voyage or spot market charters primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel and port charges.

During the year, 81% of revenues were earned from period time charters. A few of the Company's vessels performed short voyages in the spot market during the course of the year. The Clipper Atlantic and the Clipper Pacific were on the spot market for most of year 2000. The Millenium Golden Hind, Millenium Harmony and Millenim Amethyst were on short term period charters interspersed with positioning spot market voyages. The Millenium Leader, the Millenium Aleksander, the Millenium Elmar, the Millenium Majestic, the Millenium Trader, the Millenium Dawn, the Millenium Express, and the Millenium Amanda, the Adamas and the Millenium Mexico were on period charters throughout the year. Fednav International ("Fednav") continued to charter the Millenium Osprey, the Millenium Condor, the Millenium Falcon, the Millenium Eagle, the Millenium Hawk and the Millenium Raptor. As per the terms of the Fednav charter, the Millenium Osprey, the Millenium Condor, the Millenium Falcon, the Millenium Eagle, and the Millenium Hawk were redelivered back to the Company during the winter months when the Great Lakes freeze. These vessels were immediately placed into short term charters with other reputable charterers. In April, these vessels then revert back to Fednav for the balance of the year.

VESSEL OPERATING EXPENSES

Vessel operating expenses, excluding management fees and depreciation and amortization, and impairment provisions, were $19.0 million for the year ended December 31, 2000 compared to $18.2 million for the year ended December 31, 1999. The year ended December 31, 2000 consisted of 7,240 ship-operating days compared to 6,877 ship-operating days in the year ended December 31, 1999. The average vessel running costs for crewing, insurance, lubricants, repairs and maintenances, registry and survey costs, and vessel communications, came to $2,625 per day in the year ended December 31, 2000 compared to $2,652 per day during year ended December 31, 1999.

MANAGEMENT FEES

Management fees incurred to MMI for contracted technical and commercial management services for the year ended December 31, 2000 were $5.3 million compared to $3.8 million during year ended December 31, 1999. This increase was primarily due to an increase in the technical management fee.

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

GENERAL AND ADMINISTRATIVE

These expenses totalled $2.0 million for the year ended December 31, 2000 compared to $0.8 million for the year ended December 31,1999. A portion of this increase is attributable to costs associated with the settlement of the legal proceedings described in Item 3. Other significant components of general and administrative expenses for the year ended December 31, 2000 included $1.1 million in legal and professional expenses and advisory fees of $300,000 paid to Millenium Advisors, L.L.C.

DEPRECIATION AND AMORTIZATION

Total depreciation for the year ended December 31, 2000 was $5.4 million compared to $5.8 million for the year ended December 31, 1999. Vessel depreciation is calculated based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

Deferred vessel costs, including deferred dry-docking expenses, are capitalized and amortized over a period of two and a half years (30 months). During the year ended December 31, 2000, new deferred charges for dry-docking and special surveys related expenses amounted to $1,472,538 which included $213,193 for the Clipper Pacific, $318,085 for the Millenium Golden Hind, $458,308 for the Millenium Leader, $345,168 for Millenium Dawn, $137,784 for Millenium Amanda. For the year ended December 31, 2000, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $1,114,573. For the year ended December 31, 1999, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $ 804,654. Also included in amortization in the the statement of operations for the year ended December 31, 1999, is $465,682 of amortization of goodwill associated with the acquisition costs relating to the issuance of the Units. These costs were amortized over the life of the Notes, being 7 years from their issuance in July 1998. In December 1999, these costs were reduced to $0 and the total charge was included in Provision for vessel impairment.

PROVISION FOR VESSEL IMPAIRMENT

The Company continues to test the impact of current market conditions on the market value of the fleet. In the year ended December 31, 1999 the Company had recorded an impairment of $4.4 million. In the year ended December 31, 2000 the Company has recorded an impairment of $4.56 million.
Additionally, in December 1999, during the Company's periodic review of the carrying value of its goodwill based on undiscounted estimated future cash flows of the vessels acquired, determined that none of the goodwill remaining at December 31, 1999 would be recoverable. Accordingly, in December 1999, the Company also recorded a $2,600,088 charge which reduced the remaining balance of goodwill to $0. The total charge as included in Provision for vessel impairment on the statement of operations for the year ended December 31, 1999 amounts to $7,000,088.

INTEREST EXPENSE

For the year ended December 31, 2000, the interest expense on the Company's long-term debt was $11,661,320, compared to $11,498,404 in the year ended December 31, 1999. Interest expense in the statement of operations for the year ended December 31, 2000 also includes amortization of $527,708 recorded in connection with the bond discount relating to the debt issue, and the amortization of $680,140 recorded in connection with the deferred financing costs incurred relating to the debt issue. Comparable amortization charges recorded for the year ended December 31, 1999 were $465,160 and $680,140 respectively. During the year ended December 31, 2000, interest earned on cash balances was $199,105 compared to $682,050 in the year ended December 31, 1999.

LOSS ON SALE OF VESSEL

During the year ended December 31, 2000, a total constructive loss was declared on the Millenium Yama which had suffered engine damage. The full insured value was recovered from the vessel's Hull & Machinery underwriters, and the net event of loss proceeds were placed in collateral. The disposal of this vessel resulted in a net loss of $152,358.

During the year ended December 31, 1999, the vessel Monica Marissa was sold for scrap. Net proceeds from the sale amounted to $1,610,196. The loss on the sale was $2,088,655 which is recorded in the statement of operations for the year ended December 31, 1999.


NET LOSS

Net loss for the year ended December 31, 2000 was $15.6 million. Earnings were adversely affected by the steep increase in fuel prices. Earnings were also impacted by a decline in charter rates for the older tonnage and a $4.56 million impairment loss. Earnings before interest, taxes, depreciation and amortization, and provision for impairment (Adjusted EBITDA) for the year ended December 31, 2000 was $8.3 million.


LIQUIDITY AND CAPITAL RESOURCES

The Company is a holding company. As of December 31, 2000, it owns all of the issued and outstanding shares of 21 Vessel Owning Subsidiaries.

As of December 31, 2000, the Company's cash position consisted of $1.61 million in unrestricted cash and cash equivalents. Restricted cash includes deposits made toward contingencies and vessel upgrades.


OPERATING ACTIVITIES

Net cash flows used in operations for the period ended December 31, 2000 were $6.1 million compared to cash used in operations in 1999 of $2.8 million. As is common in the shipping industry, the Company collects its hire for all time charters 15 days in advance. The Company also has established long-term relationships with many suppliers resulting in the Company receiving favorable credit terms.


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

Net cash used in investing activities in 2000 were $0.6 million compared to net cash used of $22.7 million in 1999. This decrease is attribuable to use of cash in 2000 was partially offset by the proceeds from the loss of a vessel. The Company acquired two vessels during the year ended December 31, 2000 from proceeds from the loss of a vessel and remaining restricted cash.


FINANCING ACTIVITIES

Net cash provided by financing activities were $1.4 million in 2000 compared to $26.7 million in 1999. In 2000, cash provided consisted of $1.42 released from restricted cash in connection with the purchase of 2 additional vessels. In 1999, cash provided consisted of $26.7 million released from escrow in connection with the purchase of 5 additional vessels.

The Company believes that based upon the current level of operation, cash flow from operations, together with other readily available sources of funds, it has adequate liquidity to fund its working capital requirements, meet capital expenditures for repairs and maintenance and make required payments of interest on the Company's debt. The Company intends to change the fleet profile through sale and purchase of vessels and this will be partly assisted by its ability to raise capital through either borrowing activities or from cash generated from operations, or both.

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

On December 23, 1999, the Company accepted a commitment for a standby line of credit in a principal amount up to $2.5 million available for its working capital requirements from the Allfirst Bank. The facility, collateralized by the Company's vessels and subject to various covenants, provided that interest would accrue at the US Prime rate and was subject to a 1% commitment fee on the unused portion. This commitment, which was valid until March 23, 2000, was subject to consent from Note Holders due to the fact that the Allfirst Bank will be both the Working Capital Facility provider as well as the Indenture Trustee and a potential of conflict of interest could arise under certain conditions. The Allfirst Bank had extended the commitment until June 1, 2000, when it expired absent such consents.


FOREIGN EXCHANGE RATE FLUCTUATIONS

All of the Company's revenue, and most of its expenses, are denominated in United States dollars. For the year ended December 31, 2000, approximately 5% of the Company's expenses were denominated in foreign currencies, primarily Greek drachmae. The Company does not hedge its exposure to foreign currency fluctuations.


INFLATION

The Company does not believe that inflation has had a material impact on its operations during the periods presented, although certain of the Company's operating expenses (e.g. crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on the Company's results from operations and cash flows since such costs are paid by the charterers and the majority of the Company's vessels are on period time charters.


ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-------------------------------------------------------------------

The Company's outstanding debt bears a fixed interest rate and therefore the Company is not susceptible to interest rate fluctuations. In addition, all of the Company's revenues and expenses are denominated in United States dollars, except for 5% of its expenses which are denominated primarily in Greek drachmae. Therefore the Company believes it is not susceptible to foreign exchange fluctuations.


ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT
--------  ------------------------------------

The following table sets forth the name, age and principal position with the Company of each of its directors and executive officers.

The following individuals are the senior officers and directors of Millenium (ages as of April 12, 2000):

Vassilios M. Livanos       53       Chairman and Director
Theotokis S. Milas         57       Chief Operating Officer
Nicholas A. Cotzias, Jr.   40       Chief Financial Officer and Director
Emanuel Kyprios            57       Vice President, Projects
Connor O'Brien             39       Director
Robert Tangney             53       Director

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

Connor O'Brien is a co-founder and Managing Director of Stanton Capital Corporation, a private equity investment firm based in New York. Prior to forming Stanton Capital in 1995, he worked in the Investment Banking Group at Merrill Lynch & Co., following four years in the Mergers & Acquisitions and Natural Resources Groups at Lehman Brothers Inc. and two years at a major New York bank. Mr. O'Brien received an M.B.A. from the Tuck School at Dartmouth College.

Robert Tangney has been involved in the shipping industry for over 25 years. He was a principal at Gannet Freighting, Inc. for the past 20 years and prior to that was Chartering Manager at Seres Shipping Inc., from 1972 to 1980. He has an MBA from Suffolk University in 1971.

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


         PART II
         -------

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED
--------  ------------------------------------------

Securities have already been registered.


         PART III
         --------

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES
--------  -------------------------------

Not applicable.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES
----------------------------------------------------------------------

Inapplicable.


         PART IV
         -------

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

ITEM 18.  FINANCIAL STATEMENTS
--------  --------------------

See Item 19(a) below.

ITEM 19.  FINANCIAL STATEMENTS
--------  --------------------

(a)      Financial Statements

The following financial statements, together with the reports of independent auditors thereon, are filed as part of this Annual Report.

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

MILLENIUM SEACARRIERS, INC.

By: /s/ Vassilios M. Livanos
Name: Vassilios M. Livanos
Title:   Chairman

Dated:    April 27, 2001

                   MILLENIUM SEACARRIERS INC. AND SUBSIDIARIES


                   Index to Consolidated Financial Statements





                                                                                        PAGES
                                                                                        -----

Independent Auditors' Report                                                            F-2


Consolidated Balance Sheets                                                             F-4


Consolidated Statements of Operations                                                   F-5


Consolidated Statements of Cash Flows                                                   F-6


Consolidated Statements of Shareholders' Equity/Deficit                                 F-7


Notes to the Consolidated Financial Statements                                          F-8

                          INDEPENDENT AUDITORS' REPORT







To the Board of Directors and Stockholders of Millenium Seacarriers, Inc.
Grand Cayman, Cayman Islands

We have audited the accompanying consolidated balance sheet of Millenium Seacarriers, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholder's equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Millenium Seacarriers, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP
New York, New York
April 12, 2001

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


/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

Piraeus, Greece
April 21, 1999

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS AS OF
                     DECEMBER 31, 2000 AND DECEMBER 31, 1999



                                                                                  DECEMBER 31,         DECEMBER 31,
ASSETS                                                                                2000                 1999
------
CURRENT ASSETS
Cash and cash equivalents                                                  $         1,616,528          6,903,645
Restricted cash                                                                      3,400,167          4,827,135
                                                                              -------------------------------------
                                                                                     5,016,695         11,730,780
Receivables :
   Voyages                                                                             880,637            516,763
   Claims and other                                                                    715,447            324,564
Inventories and prepaid expenses                                                     2,093,513          1,479,206
                                                                              ------------------ ------------------
          TOTAL CURRENT ASSETS                                                       8,706,292         14,051,313
                                                                              -------------------------------------

FIXED ASSETS
Vessels, net of accumulated depreciation of $11,992,543                             84,537,841         93,484,950
and $7,164,750 at December 31, 2000 and 1999, respectively
Other, net of accumulated depreciation                                                 139,455            138,337
                                                                              -------------------------------------
          TOTAL FIXED ASSETS                                                        84,677,296         93,623,287

Other assets                                                                         4,690,076          5,012,248
                                                                              -------------------------------------
TOTAL ASSETS                                                               $        98,073,664        112,686,848
                                                                              =====================================

LIABILITIES AND SHAREHOLDER'S EQUITY / (DEFICIT)
------------------------------------------------

CURRENT LIABILITIES

Trade accounts payable                                                     $         6,747,400          5,705,471
Accrued liabilities                                                                  7,774,189          8,632,155
Charter revenue received in advance                                                    799,003            504,290
                                                                              -------------------------------------
          TOTAL CURRENT LIABILITIES                                                 15,320,592         14,841,916
Notes                                                                               96,597,348         96,069,637
                                                                              ------------------ ------------------
          TOTAL LIABILITIES                                                        111,917,940        110,911,553
                                                                              -------------------------------------

Commitments and contingencies

SHAREHOLDER'S EQUITY/(DEFICIT)
Common stock and paid in capital                                                    22,900,000         22,900,000
Warrants                                                                             1,200,000          1,200,000
Accumulated deficit                                                                (37,944,276)       (22,324,705)
                                                                              -------------------------------------
          Total shareholder's equity/(deficit)                                     (13,844,276)         1,775,295
                                                                              -------------------------------------
Total Liabilities and shareholder's equity/(deficit)                       $        98,073,664        112,686,848
                                                                              =====================================



              The accompanying notes are an integral part of these
                       consolidated financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999,
           AND FOR THE PERIOD FROM MARCH 10, 1998 TO DECEMBER 31, 1998



                                                             YEAR ENDED           YEAR ENDED     PERIOD FROM MARCH
                                                           DECEMBER 31,         DECEMBER 31,             MARCH 10,
                                                                   2000                 1999       TO DECEMBER 31,
                                                                                                              1998
 REVENUE
 Freight and hire from voyages                    $        41,916,575   $        36,488,454  $         12,721,853
 Voyage expenses                                           (5,784,131)           (2,642,675)              (43,757)
 Commissions                                               (1,528,897)           (1,592,580)             (541,887)
                                                    -------------------   -------------------   -------------------
           Net revenue                                     34,603,547            32,253,199            12,136,209
                                                    -------------------   -------------------   -------------------

 EXPENSES
 Vessel operating expenses                                 19,007,675            18,237,342             7,001,095
 Management fees                                            5,262,612             3,822,801               965,666
 General and administrative                                 2,029,166               821,507               596,497
 Depreciation and amortization                              6,505,709             7,047,988             2,318,452
 Provision for vessel impairment                            4,560,000             7,000,088                     -
 Loss on sale of vessel                                       152,358             2,088,655                     -
                                                    -------------------   -------------------   -------------------
                                                           37,517,520            39,018,381            10,881,710

                                                    -------------------   -------------------   -------------------
       Operating (loss) / income                           (2,913,973)           (6,765,182)            1,254,499
                                                    -------------------   -------------------   -------------------

 OTHER INCOME / (EXPENSE)
 Interest expense                                         (12,869,168)          (12,643,704)           (5,811,573)
 Other income                                                 163,570               611,050             1,030,205
                                                    -------------------   -------------------   -------------------
                                                          (12,705,598)          (12,032,654)           (4,781,368)
                                                    -------------------   -------------------   -------------------

 Loss before income taxes                                 (15,619,571)          (18,797,836)           (3,526,869)
 Income tax provision                                               -                     -                     -
                                                    -------------------   -------------------   -------------------
 Net loss                                         $       (15,619,571)  $       (18,797,836) $         (3,526,869)
                                                    ===================   ===================   ===================


 Loss per Share, Basic and Diluted
                                                             $ (1.64)              $ (1.98)              $ (0.67)
                                                    ===================   ===================   ===================

 Weighted average shares outstanding                        9,500,000             9,500,000             5,238,095
                                                    ===================   ===================   ===================


                 The accompanying notes are an integral part of
                    these consolidated financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999,
           AND FOR THE PERIOD FROM MARCH 10, 1998 TO DECEMBER 31, 1998

                                                                                YEAR ENDED       YEAR ENDED         PERIOD FROM
                                                                                  DECEMBER     DECEMBER 31,      MARCH 10, 1998
                                                                                  31, 2000             1999         TO DECEMBER
                                                                                                                       31, 1998
Cash flows from operating activities
Net loss                                                             $         (15,619,571)     (18,797,836)         (3,526,869)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:
   Loss on sale of vessel                                                          152,358        2,088,655                   -
   Provision for vessel impairment                                               4,560,000        7,000,088                   -
   Depreciation and amortization                                                 6,505,709        7,047,988           2,318,452
   Amortization of bond discount and deferred financing costs                    1,207,848        1,145,300             534,420
Changes in operating assets and liabilities:
   Increase in Receivables                                                        (754,757)        (287,201)           (443,643)
   Increase in Inventories and prepaid expenses                                   (614,307)      (1,035,954)           (291,063)
   Increase in Trade accounts payable                                              514,863           58,888           2,571,585
   Increase/(Decrease) in Accrued liabilities                                     (857,966)       1,263,790           6,100,896
   Deferred dry-docking and special survey                                      (1,472,538)      (1,148,574)           (622,782)
   (Decrease) Increase in Charter revenue received in advance                      294,713         (108,741)            376,045
                                                                        ------------------ ------------------ -------------------
Net cash (used in)/provided by operating activities                             (6,083,648)      (2,773,597)          7,017,041
                                                                        ------------------ ------------------ -------------------

Cash flows from investing activities
Purchase of vessels                                                             (4,000,000)     (23,615,000)        (53,412,500)
Additions to vessels                                                               (68,872)        (603,797)         (1,706,170)
Proceeds from sale of vessel                                                     3,500,000        1,610,196                   -
Acquisitions, net of cash acquired                                                       -                -            (106,944)

Purchase of other fixed assets                                                     (61,565)        (148,557)            (26,678)
                                                                        ------------------ ------------------ -------------------
Net cash used in investing activities                                             (630,437)     (22,757,158)        (55,252,292)
                                                                        ------------------ ------------------ -------------------

Cash flows from financing activities
Proceeds from working capital facility                                                   -          250,000                   -
Repayment of Proceeds from working capital facility                                      -         (250,000)                  -
Proceeds from Escrow account and restricted cash                                 1,426,968       26,697,755         (31,524,890)
Proceeds from long-term debt                                                             -                -          95,393,000
Principal payments on Existing Vessel Debt                                               -                -         (12,325,856)
Issuance of warrants                                                                     -                -           1,200,000
Deferred financing costs                                                                 -                -         (5,870,360)
Shareholder contribution                                                                 -                -           7,100,000
                                                                        ------------------ ------------------ -------------------
Net cash provided by financing activities                                        1,426,968       26,697,755          53,971,894
                                                                        ------------------ ------------------ -------------------

Increase/(Decrease) in cash and cash equivalents                                (5,287,117)       1,167,000           5,736,643
Cash and cash equivalents at beginning of period                                 6,903,645        5,736,645                   2
                                                                        ------------------ ------------------ -------------------
Cash and cash equivalents at end of period                           $           1,616,528        6,903,645           5,736,645
                                                                        ================== ================== ===================

Supplementary cash flow information
Interest paid                                                        $          11,641,080       11,445,018             480,872
                                                                        ================== ================== ===================



    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY/(DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 2000, DECEMBER 31, 1999,
           AND FOR THE PERIOD FROM MARCH 10, 1998 TO DECEMBER 31, 1998





                                          COMMON STOCK
                                           AND PAID-IN                     ACCUMULATED
                                             CAPITAL        WARRANTS         DEFICIT            TOTAL
ISSUANCE OF STOCK :

Incorporation, March 10, 1998              $          2     $         -     $          -   $            2

Acquisition of Existing Vessel
Owning Companies, July 24, 1998               3,999,998               -                -       3,998,998
                                           ------------     -----------     ------------   -------------
Balance, July 24, 1998                        4,000,000               -                -       4,000,000

Contributions                                18,900,000               -                -      18,900,000

Warrants                                              -       1,200,000                -       1,200,000

Net Loss, December 31, 1998                           -               -       (3,526,869)     (3,526,869)


BALANCE DECEMBER 31, 1998                    22,900,000       1,200,000       (3,526,869)     20,573,131

Net Loss for the year ended
December 31, 1999                                     -               -      (18,797,836)    (18,797,836)
                                           ------------     -----------     ------------   -------------

BALANCE DECEMBER 31, 1999                    22,900,000       1,200,000      (22,324,705)      1,775,295

Net Loss for the year ended December 31,
2000                                                  -               -      (15,619,571)    (15,619,571)
                                           ------------     -----------     ------------   -------------
BALANCE DECEMBER 31, 2000                  $ 22,900,000     $ 1,200,000     $(37,944,276)  $ (13,844,276)
                                           ============     ===========     ============   =============








    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



1.  BUSINESS INFORMATION

On March 10, 1998, Millenium Seacarriers, Inc. ("Millenium") was formed (the "Formation") to directly hold the capital stock of a group of subsidiaries (collectively the "Company") each of which owns one of Millenium's vessels. These consolidated financial statements give effect to the Formation pursuant to which all of Millenium subsidiaries became wholly owned subsidiaries of Millenium. Millenium owns and operates a fleet of dry-bulk carriers, primarily of Handy-size type. As of December 31, 2000, the Company's fleet consisted of 21 vessels.

The Company is registered and incorporated in the Cayman Islands. Its principal business is the acquiring, upgrading and operating of vessels. Millenium conducts its operations through its subsidiaries whose principal activity is the operation and ownership of dry-bulk vessels that will be under the exclusive management of Millenium Management, Inc. ("MMI") and the sub-management of Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

The Company incurred losses of approximately $15.6 million and $18.8 million in 2000 and 1999, respectively. In addition, the Company has an accumulated deficit of approximately $37.9 million and a shareholder's deficit of approximately $13.8 million as of December 31, 2000. The Company has developed and is in the process of implementing a plan that includes the strategic sale of certain of its younger vessels, the proceeds from which will be used to purchase older vessels. Management believes it can operate the vessels acquired profitably over their remaining useful lives, enabling the Company to generate cash flows from its operations. In addition, the Company is in the process of securing a line of credit. Based on these facts and circumstances, management believes that the Company will have the financial resources to meet its obligations as they come due.


2.  BASIS OF FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All inter-company balances and transactions have been eliminated upon consolidation.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements, and the stated amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to the 1998 and 1999 financial statements to conform to the classifications in the 2000 financial statements.

REVENUE AND EXPENSE RECOGNITION

Revenue and expense recognition policies for voyage and time charter agreements are as follows:
Voyage Charters : Voyage revenues, voyage expenses and direct vessel expenses relating to voyage or spot market charters are recognized on a pro rata basis based on the relative transit time in each period. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is recognized in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise. Demurrage income was not material in any of the periods presented. Time Charters : Revenue from time charters are recognized on a straight line basis over the term of the respective time charter agreement. Direct vessel expenses are recognized when incurred.

INCOME TAXES

The countries of the vessel-owning companies' incorporation do not impose taxes on international shipping income. Minor registration and tonnage taxes must be paid annually and have been included in the vessels' operating expenses in the accompanying consolidated statements of operations. Pursuant to the Internal Revenue Code of the United States (the Code), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50% owned by individuals who are resident, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. At December 31, 2000 the Company had met the requirement for exemption from U.S. income tax.

FOREIGN CURRENCIES

The Company's functional currency is the U.S. dollar. Certain of the expenses which are denominated in foreign currencies are remeasured into U.S. dollars at exchange rates prevailing at the date of the transaction. Resulting exchange gains and/or losses on settlement are included in operating expenses in the accompanying consolidated statements of operations.

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

CASH AND CASH EQUIVALENTS AND ESCROW ACCOUNTS

The Company considers time deposits or other certificates purchased with an original maturity of three months or less to be cash equivalents. Restricted cash includes deposits made towards contingencies and vessel upgrades, and also includes proceeds from the sale of a vessel in 1999 and proceeds from insurance for the total loss of a vessel in 2000 (see Note 6), all of which have been placed in a restricted Escrow account under the governing rules of the Note Indenture.

INVENTORIES AND PREPAID EXPENSES

Inventories consist of bunkers, lubricants, spares and stores on board the Company's vessels at the balance sheet date. Inventories are stated at the lower of cost or market value. Cost is determined on a first-in, first-out method. Inventories and prepaid expenses as of December 31, 2000 and 1999 were $2,093,513 and $1,479,206 respectively.

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

OTHER ASSETS

Other assets include dry-docking, special survey and debt issue costs. Dry-docking and special survey costs are deferred and amortized over the estimated period to the next scheduled dry-docking or survey, which are generally, two and a half years and five years, respectively. The amortization of dry-docking and special survey costs are included in amortization in the accompanying consolidated statement of operations and amounted to $1,114,573 in 2000 and $804,654 in 1999.

Debt issue costs also include costs associated with the issuance of Notes and the acquisition of the Millenium subsidiaries. These deferred financing costs are amortized over the life of the Notes and is included in interest expense in the accompanying consolidated statement of operations (see Note 4).

INTANGIBLE ASSETS

Intangible assets consist of goodwill relating the excess of cost over fair value of five vessels built between 1975 and 1978 which were acquired on July 24, 1998. This goodwill, which aggregated $3,259,812 at the time the vessels were acquired, was being amortized over a seven year period. Amortization was $465,682 and $194,037 in 1999 and 1998, respectively, and is included in amortization in the accompanying consolidated statement of operations.
 In December 1999, the Company reviewed the carrying value of its goodwill and determined that an impairment existed that based on a fair value analysis none of the goodwill remaining would be recoverable. Accordingly, in December 1999, the Company recorded a $2,600,088 charge which reduced the remaining balance of goodwill to $0. This charge is included in Provision for vessel impairment on the statement of operations for 1999.

ACCRUED LIABILITIES

Accrued liabilities primarily consists of accrued payroll, accrued interest and other accrued expenses. These liabilities at December 31, 2000 were $1,459,498, $5,350,840 and $963,851 respectively, and at December 31, 1999 were $1,393,366,
$5,330,600 and $1,908,189, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company will adopt SFAS 133 effective January 1, 2001. Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

In November 1999, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, REVENUE RECOGNITION. This Bulletin sets forth the SEC Staff's position regarding the point at which it is appropriate for a registrant to recognize revenue. The Company has reviewed these criteria and believes its policy for revenue recognition to be in accordance with SAB 101.


3.  FIXED ASSETS

Fixed assets consists of the Company's fleet of dry bulk carriers and other assets. Vessels owned by the Company are stated at cost, which comprises the vessels' contract price, capital improvements, direct delivery and acquisition expenses, and finance charges relating to the acquisition of vessels, reduced by impairment writedowns described in the following paragraph.

Management believes that depressed freight market conditions have impacted the fair market value of certain older vessels in the fleet. In December 2000, the Company reviewed the carrying value of its vessels and determined that an impairment existed. Accordingly, the Company estimated an impairment on three vessels aggregating $4,560,000, which represents the amount by which carrying value exceeded fair value of the vessels. This amount is included in Provision for vessel impairment in the accompanying consolidated statement of operations for 2000. In December 1999, the Company reviewed the carrying value of its vessels and determined that an impairment existed. Accordingly, the Company estimated an impairment of $4,400,000, which represents the aggregate amount by which carrying value exceeded fair value of the vessels. This amount is included in Provision for vessel impairment in the accompanying consolidated statement of operations for 1999.

                                                                        Balance at                  Balance at
                                                                 December 31, 2000           December 31, 1999
                                                                 -----------------           -----------------
Vesssels, at cost                                        $              96,530,384   $             100,649,700
Less : accumulated depreciation                                        (11,992,543)                 (7,164,750)
                                                            -----------------------      ----------------------
Vessels, net                                             $              84,537,841                  93,484,950
                                                            =======================      ======================

Other assets, at cost                                    $                 236,799   $                 175,234
Less : accumulated depreciation                                            (97,344)                    (36,897)
                                                            -----------------------      ----------------------
Other assets, net                                        $                 139,455   $                 138,337
                                                            =======================      ======================


During the year ended December 31, 2000, a total loss was declared on the Millenium Yama which had suffered engine damage. The full insured value was recovered from the vessel's Hull & Machinery underwriters and the net event of loss proceeds was placed in collateral. In October 2000, the Company acquired the motor vessel Adamas (ex Adamas) at a purchase price of $2,200,000,which was paid out of restricted cash. Also,in December 2000, the Company acquired the motor vessel Millenium Mexico (ex Alam Mexico) at a purchase price of $1,800,000, which was paid out of restricted cash.


4.  LONG-TERM DEBT

                                                                              December 31,        December 31,
Long term debt is as follows:                                                         2000                1999
                                                                                      ----                ----
12% First Priority Ship Mortgage Exchange Notes due 2005 ($100 million principal amount at maturity), (the "Notes"). Interest on the Notes is payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1999, at a rate of 12% per annum on the accreted value. The Notes will mature on July 15, 2005 and will be redeemable, in whole or part, at the option of the Company at any time
on or after July 15, 2003.                                                    $100,000,000        $100,000,000

Less : Unamortized portion of bond discount                                     (3,402,652)         (3,930,363)

                                                                        ------------------- -------------------
Notes                                                                          $96,597,348         $96,069,637
                                                                        =================== ===================

The gross bond discount of $4,607,000 at date of issuance is amortized using the effective interest method over the life of the Notes (7 years). Amortization recorded in connection with this discount was $527,711, $465,160, and $211,477 in 2000, 1999 and 1998, respectively and is included in interest expense. The deferred financing costs amortized in connection with the debt issue was $680,140, $680,140, and $322,943 in 2000, 1999 and 1998, respectively and is included in interest expense.

Semiannual interest payments are made on the Notes on January 15 and July 15 of each year commencing on January 15, 1999. Cash interest payments are made to holders of the Notes based on the Accreted Value of the Notes as defined in the
Note Indenture. The Company paid cash interest of $11,641,080 and $11,445,018 in 2000 and 1999, respectively, in accordance with the terms of the Note. No cash interest payment was paid on the Notes in 1998.

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

The indebtedness evidenced by the Notes constitutes a general secured senior obligation of the Company and is fully and unconditionally guaranteed by each of the subsidiaries of the Company and will rank pari passu in right of payment with all future senior indebtedness of the Company and its subsidiary guarantors. The Indenture, pursuant to where the Notes were issued (the Notes Indenture), contains certain covenants that among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers, consolidations and purchases of assets, and amendments to security agreements. The Company is currently in compliance with the terms of the Notes Indenture at December 31, 2000.


5.  RELATED PARTY TRANSACTIONS

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries and MMI. Under the Management Agreement, MMI acts as the fleet's technical manager and performs all commercial management functions, including arranging chartering, advising the Company on the purchase and sale of vessels and advising on obtaining insurance. As a technical manager, MMI (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for dry-dock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel depending on the vessel type. In addition, any visit to a vessel by a superintendent of MMI to evaluate and supervise any repairs, dry-docking or other activities will entitle MMI to expenses incurred and, from visits in excess of five days per annum per vessel, its expenses incurred and an amount equal to $550 for each additional day. As additional remuneration for its services, MMI receives commission of (i) 1.25% on all gross time charter revenue, (ii) 1.75% on all gross freight revenue,
(iii) 1% on the gross sale or purchase price of a vessel and (iv) 2% of insurance premiums for insurance placed, in each case as adjusted to reflect fluctuations in market rates and practices.

MMI has sub-contracted certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc., both affiliates of MMI.

The Company records the management fee paid to MMI in operating expenses. During 2000, 1999, and 1998, the Company incurred management fees of $5,262,612, $3,822,801, and $965,666, respectively, in connection with the aforementioned agreement. As of December 31, 2000, there were no outstandings due to MMI, compared to a payable of $550,957 as of December 31, 1999, which was reflected in accrued liabilities.


6. LOSS ON SALE OF VESSEL

During the year ended December 31, 2000, a total constructive loss was declared on the MILLENIUM YAMA which had suffered engine damage. The full insured value was recovered from the vessel's Hull & Machinery underwriters. The disposal of this vessel resulted in a loss of $152,358. In 1999, the Company disposed of one vessel, the MONICA MARISSA, for scrap incurring a loss on sale of $2,088,655.

7.  CONTINGENCIES

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. As of December 31, 2000, the Company was not aware of any legal proceedings or claims that it believed would have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.

         On March 28, 2000, an action was brought against the Company by Wayland Investment Fund, LLC ("WIF") in the United States District Court, Southern District of New York. In the First Amended Complaint filed on March 30, 2000, WIF claimed that it is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Notes. The factual basis alleged to underlie the proceeding concerns the calculation of interest due and owing on the 12% First Priority Ship Mortgage Notes. WIF makes three claims in the First Amended
Complaint: the first is for mutual mistake; the second is for breach of contract; and the third is for violations of Section 10(b) of the Exchange Act and Rule 10b-5. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Notes and that damages be paid in the amount of $517,263.16. WIF's second claim for relief is damages in the amount of $74,417,263.15. WIF's third claim for relief is that damages be paid in the amount of $517,263.16. On April 19, 2000, the Company filed a Motion to Dismiss WIF's second claim and answered WIF's first and third claims.

On or about July 13, 2000, WIF filed a Second Amended Complaint repeating the claims in its First Amended Complaint and adding a fourth claim for common law fraud and a fifth claim for negligent misrepresentation. The Second Amended Complaint changes the allegation concerning WIF's beneficial ownership; the lawsuit now alleges that WIF is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Exchange Notes. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Exchange Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Exchange Notes and that damages be paid in the amount of $605,801.34. WIF's second claim for relief is damages in the amount of $74,505,801.34. WIF's third claim for relief is that damages be paid in the amount of $605,801.34. WIF's fourth claim for relief is that damages be paid in the amount of $605,801.34. WIF's fifth claim for relief is that damages be paid in the amount of $605,801.34. On or about July 27, 2000, the Company made a Motion to Dismiss WIF's third, fourth, and fifth claims for relief and answered WIF's first claim. By agreement of the parties, the Company's Motion to Dismiss the second claim for relief in the First Amended Complaint was treated as a motion to dismiss the second claim for relief in the Second Amended Complaint.

On or about August 22, 2000, WIF consented to the withdrawal of its fifth claim for relief for negligent misrepresentation and agreed not to seek to replead such claim. On or about August 31, 2000, the Company agreed to withdraw without prejudice that portion of its Motion to Dismiss the third and fourth claims for relief in the Second Amended Complaint. By decision dated September 7, 2000, the Court granted the Company's Motion to Dismiss the second claim for relief in the Second Amended Complaint for breach of contract.

On November 13, 2000, the Company and WIF entered into a settlement agreement and a stipulation dismissing all of the claims in the action in their entirety, without prejudice. Costs associated with this settlement agreement are reflected in General and Administrative expenses.


8.       COMMITMENTS

On December 23, 1999, the Company accepted a commitment for a standby line of credit in a principal amount up to $2.5 million available for its working capital requirements from the Allfirst Bank. The facility, collateralized by the Company's vessels and subject to various covenants, provided that interest would accrue at the US Prime rate and was subject to a 1% commitment fee on the unused portion. This commitment, which was valid until March 23, 2000, was subject to consent from Note Holders due to the fact that the Allfirst Bank would be both the Working Capital Facility provider as well as the Indenture Trustee and a potential of conflict of interest could arise under certain conditions. The Allfirst Bank had extended the commitment until June 1, 2000, when it expired absent such consents.

9.       SUBSEQUENT EVENTS

In January 2001, the Company sold two vessels for an aggregate sales price of $9,120,000. The Company acquired a vessel in January 2001 for $3,925,000 and another vessel in April 2001 for $4,520,000.